Exhibit 99.1

AMENDED AND RESTATED
ARRANGEMENT AGREEMENT

BETWEEN

JUBILANT ORGANOSYS LTD.

AND

JUBILANT ACQUISITION INC.

AND

DRAXIS HEALTH INC.

DATED AS OF APRIL 24, 2008

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT dated as of April 24, 2008,

B E T W E E N:

JUBILANT ORGANOSYS LTD., a corporation incorporated under the laws of India (“Jubilant”)

- and -

JUBILANT ACQUISITION INC., a corporation incorporated under the laws of Canada (“Purchaser”)

- and -

DRAXIS HEALTH INC. a corporation incorporated under the laws of Canada (“DRAXIS”)

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Agreement, unless the context otherwise requires:

“2006 Stock Option Plan” means the stock option plan of DRAXIS approved by shareholders on May 18, 2006 and amended on May 17, 2007;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only DRAXIS and/or one or more of its wholly-owned subsidiaries, any offer, proposal, expressions of interest, or inquiry from any person (other than the Purchaser or any of its affiliates) after the date hereof relating to:

(a)                                  any acquisition, issuance or sale, direct or indirect, of:

(i)                                     the assets of DRAXIS and/or one or more of its subsidiaries that, individually or in the aggregate:

(A)                              constitute 20% or more of the fair market value of the consolidated assets of DRAXIS and its subsidiaries;

(B)                                generate 20% or more of the consolidated revenue of DRAXIS and its subsidiaries; or

(C)                               generate 20% or more of the consolidated operating income of DRAXIS and its subsidiaries; or

(ii)                                  20% or more of any voting or equity securities of DRAXIS or any of its subsidiaries whose assets, individually or in the aggregate:

(A)                              constitute 20% or more of the fair market value of the consolidated assets of DRAXIS and its subsidiaries;

(B)                               generate 20% or more of the consolidated revenue of DRAXIS and its subsidiaries; or

(C)                               generate 20% or more of the consolidated operating income of DRAXIS and its subsidiaries;

(b)                                 any take-over bid, tender offer or exchange offer that, if consummated, would result in such person beneficially owning 20% or more of any class of voting or equity securities of DRAXIS; or

(c)                                  a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving DRAXIS or any of its subsidiaries whose assets, individually or in the aggregate:

(i)                                     constitute 20% or more of the fair market value of the consolidated assets of DRAXIS and its subsidiaries;

(ii)                                  generate 20% or more of the consolidated revenue of DRAXIS and its subsidiaries; or

(iii)                               generate 20% or more of the consolidated operating income of DRAXIS and its subsidiaries, but, in all cases, excluding for greater certainty the ordinary course refinancing of existing indebtedness of DRAXIS or its subsidiaries as permitted by the terms hereof;

“Advisor” has the meaning set forth in Section 7.2(a);

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this arrangement agreement, together with the schedules, appendices and the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Applicable Law” means, with respect to any person or property, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or property, as amended;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DRAXIS and the Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the DRAXIS Meeting, to be substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of DRAXIS in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made by the Court, which shall be in a form and content satisfactory to DRAXIS and the Purchaser, each acting reasonably, subject to any amendments or variations thereto made with the consent of DRAXIS and the Purchaser, each acting reasonably;

“business day” means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Montréal, Québec, Canada; Toronto, Ontario; Canada; New York, New York, United States of America or Delhi, India;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time (or such other corporate statute that is DRAXIS’ governing corporate statute at the relevant time);

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection
192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2(a)(iii)(A);

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

“Commitment Letter” has the meaning set forth in Section 4.2(f)(i);

“Company Information” means DRAXIS Public Disclosure Record;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Confidentiality Agreement” means the letter agreement dated November 2, 2007 between Jubilant and DRAXIS pursuant to which Purchaser has been provided with access to confidential information of DRAXIS;

“Consideration” means the consideration to be paid by the Purchaser to the DRAXIS Shareholders as defined in the Plan of Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, or other right or obligation to which DRAXIS or any of its subsidiaries is a party or by which DRAXIS or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject other than purchase orders;

“Court” means the Superior Court of Québec;

“Data Room” means the DRAXIS data room posted on the datasite.merrillcorp.com web site as in effect on April 3, 2008 and the data room at the Montréal, Québec offices of McCarthy Tétrault LLP as in effect on April 8, 2008;

“Deferred Share Unit Plan” means the deferred share unit plan for senior management employees of DRAXIS;

“Depositary” means Computershare Investor Services Inc.;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Disclosure Letter” means the disclosure letter executed and delivered by DRAXIS to the Purchaser in connection with the execution of this Agreement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“DRAXIS Benefit Plans” has the meaning ascribed thereto in Section 3.1(y)(i);

“DRAXIS Board” means the board of directors of DRAXIS as the same is constituted from time to time;

“DRAXIS Circular” means the notice of the DRAXIS Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the DRAXIS Shareholders in connection with the DRAXIS Meeting, as amended, supplemented or otherwise modified from time to time;

“DRAXIS Employee Participation Shares” means the employee participation shares in the capital of DRAXIS, as currently constituted;

“DRAXIS Financial Statements” has the meaning ascribed thereto in Section 3.1(l);

“DRAXIS Meeting” means the special meeting of DRAXIS Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“DRAXIS Option” means an option to purchase DRAXIS Shares granted under any of the DRAXIS Stock Option Plans;

“DRAXIS Preferred Shares” means the preferred shares in the capital of DRAXIS, as currently constituted;

“DRAXIS Products” has the meaning ascribed thereto in Section 3.1(x)(v);

“DRAXIS Public Disclosure Record” means all documents and information filed by DRAXIS under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR) or the Electronic Data Gathering, Analysis and Retrieval System

(EDGAR), during the period between December 31, 2004 and the business day prior to the date hereof;

“DRAXIS Shareholders” means the holders of DRAXIS Shares;

“DRAXIS Shares” means the common shares in the capital of DRAXIS, as currently constituted;

“DRAXIS Stock Option Plans” means the Stock Option Plan and the 2006 Stock Option Plan;

“DSUs” means deferred share units granted to members of senior management of DRAXIS pursuant to the Deferred Share Unit Plan and as set forth in Schedule 3.1(f) to the Disclosure Letter;

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee Plans” means collectively the Deferred Share Unit Plan, the DRAXIS Stock Option Plans, the 2008 DRAXIS Long Term Equity Incentive Plan, the 2008 DRAXIS Pharma Long Term Equity Incentive Plan, the DRAXIS Pharma Long Term Equity Incentive Plan, the DRAXIMAGE Long Term Equity Incentive Plan, the DRAXIS Long Term Incentive Plan and any other incentive, profit-sharing, deferred compensation, stock purchase, stock compensation or other employee compensation plan of DRAXIS or any of its subsidiaries or divisions;

“Environmental Laws” means any Applicable Law relating to the environment, natural resources, or pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substances, wastes or materials or to the protection of human health or safety;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exchanges” means the Toronto Stock Exchange and NASDAQ Global Select Market, and “Exchange” means any one of them;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both DRAXIS and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both DRAXIS and the Purchaser, each acting reasonably) on appeal;

“GAAP” means generally accepted accounting principles in the United States;

“Governmental Entity” means:

(a)                                  any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(b)                                 any subdivision, agent, commission, board or authority of any of the foregoing;

(c)                                  any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

(d)                                 any stock exchange, including the Exchanges;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or prohibited pursuant to, or that could result in liability under, any Environmental Law;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States), as amended from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property Rights” means all patents (and applications, renewals, provisionals, re-issuances, continuations, continuations-in-part, divisions, revisions, extensions and re-examinations thereof), inventions, trade-marks (both registered and unregistered), trade names, service marks, copyrights, trade secrets, know-how and all other intellectual property and proprietary rights that are material for the conduct of the business of DRAXIS and its subsidiaries;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the DRAXIS Meeting, as the same may be amended by the Court with the consent of DRAXIS and the Purchaser, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended from time to time;

“Key Regulatory Approvals” means those sanctions, rulings, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of and from any Governmental Entity required to proceed with the transactions contemplated by this Agreement (other than the Pre-Acquisition Reorganization or any Supplemental Pre-Acquisition Reorganization) as set out in Schedule C hereto;

“Key Third Party Consents” means:

(a)                                  those Third Party Consents relating to customers set out in Schedule D; and

(b)                                 those Third Party Consents, if any, not set out in Schedule 3.1(e) to the Disclosure Letter and required to proceed with the transactions contemplated by this Agreement (other than the Pre-Acquisition Reorganization or any Supplemental Pre-Acquisition Reorganization) other than Third Party Consents where the failure to obtain the required consent or approval, would not be reasonably expected to have, individually or in the aggregate a Material Adverse Effect;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is material and adverse to the business, affairs, prospects, results of operations or financial condition of DRAXIS and its subsidiaries, taken as a whole, provided that any change, effect, event or occurrence resulting from:

(a)                                  the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(b)                                 changes in U.S. or Canadian general, national or regional, political or general economic conditions or in national or global financial or capital markets;

(c)                                  commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism;

(d)                                 any change in Applicable Laws or in GAAP;

(e)                                  any natural disaster;

(f)                                    the failure, in and of itself, of DRAXIS to meet internal or public forecasts or estimates of revenues or earnings (it being understood that the causes underlying any such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(g)                                 any decrease in the market price or any decline in the trading volume of DRAXIS Shares on either of the Exchanges or any suspension of trading in securities generally on any Exchange on which any securities of DRAXIS trade (it being understood that the causes underlying a change in market price may be taken into account in determining whether a Material Adverse Effect has occurred);

(h)                                 any change affecting the industries in which DRAXIS and its Material Subsidiaries operate, as a whole;

(i)                                     any action specifically and expressly contemplated by this Agreement or taken at the Purchaser’s request;

(j)                                     the results of the Phase I clinical trials of DRAXIMAGE MIBG; or

(k)                                  any reorganization of DRAXIS and its subsidiaries specifically required by Section 5.4 of this Agreement and the Plan of Arrangement (including a change in Applicable Law relating to Taxes that adversely affects the Pre-Acquisition Reorganization, any Supplemental Pre-Acquisition Reorganization or any expected Tax benefits to be realized in relation thereto);

will be deemed not to constitute a “Material Adverse Effect”. Notwithstanding the foregoing, the events described in clauses (b), (c), (d), (e) and (h), will constitute a Material Adverse Effect to the extent those changes, effects, events or occurrences have or would reasonably be expected to have a disproportionate impact on the business, affairs, prospects, results of operations or financial condition of DRAXIS and its Material Subsidiaries relative to other industry participants;

“Material Contracts” means any Contract:

(a)                                  under which DRAXIS or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $500,000 in the aggregate;

(b)                                 relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset other than inter-company indebtedness;

(c)                                  providing for the establishment, organization or formation of any joint ventures;

(d)                                 under which DRAXIS or any of its subsidiaries is obligated to make or expects to receive payments in excess of $100,000 ($150,000 in respect of Contracts of employment) per annum excluding purchase orders in respect of operating expenses issued in the ordinary course of business and excluding Contracts entered into in the ordinary course of business relating to:

(i)                                     telecommunication services;

(ii)                                  information technology software licenses and service agreements;

(iii)                               uniforms, safety glasses and shoes;

(iv)                              food services;

(v)                                 office supplies;

(vi)                              offsite storage for documents and equipment;

(vii)                           waste pick-up;

(viii)                        copier services; and

(ix)                                courier services;

(e)                                  that limits or restricts DRAXIS or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or

(f)                                    in respect of which DRAXIS or any of its subsidiaries has directly or indirectly given an exclusive license regarding any of the Intellectual Property Rights or the Technology;

“material fact” has the meaning ascribed thereto in the Securities Act and as used in the Exchange Act and related rules and regulations;

“Material Subsidiaries” means the following subsidiaries of DRAXIS :

(a)                                  DRAXIS Specialty Pharmaceuticals Inc.;

(b)                                 4271513 Canada Inc.;

(c)                                  DRAXIMAGE LLC;

(d)                                 DRAXIMAGE (U.K.) Limited; and

(e)                                  Deprenyl Animal Health, Inc.;

“MD&A” has the meaning ascribed thereto in Section 3.1(l);

“Officer” means any of Dan Brazier, Mark Oleksiw, Jean-Pierre Robert, Alida Gualtieri and Jerry Ormiston and “Officers” means all of them.

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“OSC” means the Ontario Securities Commission, and includes any successor thereto;

“Outside Date” means October 6, 2008, or such later date as may be agreed to in writing by the Parties;

“Owned IP” has the meaning ascribed thereto in Section 3.1(bb)(i)(K);

“Parties” means DRAXIS, Jubilant and Purchaser, and “Party” means either of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, registration or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 8.3 or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DRAXIS and the Purchaser, each acting reasonably;

“Pre-Acquisition Reorganization” means the steps described in Schedule 5.4(c) together with the steps described in paragraphs 2.3(a), (b), (c), (d), (e) and (f) of the Plan of Arrangement;

“Products” has the meaning ascribed thereto in Section 3.1(x)(i);

“Product Registrations” has the meaning ascribed thereto in Section 3.1(x)(v);

“Registered IP” has the meaning ascribed thereto in Section 3.1(bb)(i)(A);

“Regulatory Authorities” has the meaning ascribed thereto in Section 3.1(x)(i);

“Regulatory Authorizations” has the meaning ascribed thereto in Section 3.1(x)(iii);

“Representatives” has the meaning ascribed thereto in Section 7.2(a);

“Returns” means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto required to be filed or prepared in connection with any Taxes;

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such Act;

“SEC” means the United States Securities and Exchange Commission, and includes any successor thereto;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the SEC, the OSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada and the various states of the United States of America;

“Securities Laws” means the Securities Act, together with all other applicable provincial and United States federal and state securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated April 23, 2002 between DRAXIS and Computershare Trust Company of Canada, as amended and reconfirmed from time to time;

“Special Committee” means the special committee of the DRAXIS Board;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Stock Option Plan” means the stock option plan of DRAXIS approved by Shareholders on February 3, 1988 and amended on June 27, 2001 and May 17, 2007;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means any bona fide written Acquisition Proposal that is an unsolicited offer made after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to 100% of the outstanding DRAXIS Shares and:

(a)                                  that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

(b)                                 that is made to all shareholders in Canada and the United States of America on the same terms and conditions;

(c)                                  if applicable, in respect of which financing commitment letters from recognized financial institutions with conditions not more onerous in any material respect than those contemplated by this Agreement, such financial institutions and the terms of such financing commitment letters to be reasonably satisfactory to DRAXIS, have been furnished to DRAXIS or, in the alternative, other evidence satisfactory to DRAXIS that the purchaser has sufficient funds on hand to complete the transaction contemplated by such proposal;

(d)                                 is not subject to a due diligence condition; and

(e)                                  in respect of which the DRAXIS Board determines, in its good faith judgment, upon the advice of its outside legal and financial advisors, that:

(i)                                     failure to recommend such Acquisition Proposal to the holders of DRAXIS Shares would be inconsistent with its fiduciary duties under Applicable Law; and

(ii)                                  after taking into account all the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), will result in a transaction more favourable to the holders of DRAXIS Shares from a financial point of view than the transactions contemplated by this Agreement taking into account any change proposed by the Purchaser pursuant to Section 7.3;

“Supplemental Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.4(c);

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Taxes” means:

(a)                                  any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including United States federal and state income taxes and Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, Québec sales tax, franchise taxes, gross receipts taxes, capital taxes, business license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, Québec and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which DRAXIS or any of its Material Subsidiaries is required to pay, withhold, collect or remit, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and

(b)                                 any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;

“Technology” has the meaning ascribed thereto in Section 3.1(bb)(ii)(A);

“Termination Fee” has the meaning ascribed thereto in Section 7.4(c);

“Termination Fee Event” has the meaning ascribed thereto in Section 7.4(d); and

“Third Party Consents” means those consents, approvals and notices required by DRAXIS, to proceed with the transactions contemplated by this Agreement (other than the Pre-Acquisition Reorganization or any Supplemental Pre-Acquisition Reorganization) from any third person, including from customers, in respect of any Contract of DRAXIS or any of its Material Subsidiaries under which DRAXIS or any of its Material Subsidiaries is obligated to make or expects to receive payments in excess of $50,000 in the aggregate other than consents and notices relating to Contracts entered into in the ordinary course of business relating to:

(a)                                  telecommunication services;

(b)                                 information technology software licenses and service agreements;

(c)                                  uniforms, safety glasses and shoes;

(d)                                 food services;

(e)                                  office supplies;

(f)                                    offsite storage for documents and equipment;

(g)                                 waste pick-up;

(h)                                 copier services; and

(i)                                     courier services.

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3                               Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4                               Date for Any Action and Date of Agreement

(a)                                  If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

(b)                                 Notwithstanding that this Agreement is dated as of April 24, 2008, this Agreement shall be deemed to be dated as of April 4, 2008 and all references to “the date of this Agreement” and “the date hereof” and similar expressions shall be deemed to be to April 4, 2008.

1.5                               Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

1.6                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of DRAXIS shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of DRAXIS required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7                               Knowledge

In this Agreement, references to “the knowledge of DRAXIS” means the actual knowledge, without personal liability, of Dan Brazier, Mark Oleksiw, Jean-Pierre Robert, and Alida Gualtieri, after having made reasonable inquiry with the officers, directors and employees of DRAXIS and its subsidiaries (in their respective areas of responsibility) who would reasonably be expected to have knowledge of the fact or matter in question.

1.8                               Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Key Regulatory Approvals
Schedule D	-	Key Third Party Consents
Schedule 5.4(c)	-	Pre-Acquisition Reorganization

ARTICLE 2
THE ARRANGEMENT

2.1                               Arrangement

DRAXIS and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                               Interim Order

DRAXIS agrees that as soon as reasonably practicable and in no event later than 30 days after the date hereof, DRAXIS shall apply in a manner acceptable to Purchaser, acting reasonably, pursuant to section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)                                  for the class of persons to whom notice is to be provided in respect of the Arrangement and the DRAXIS Meeting and for the manner in which such notice is to be provided;

(b)                                 that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by DRAXIS Shareholders present in person or represented by proxy at the DRAXIS Meeting;

(c)                                  that, in all other respects, the terms, restrictions and conditions of DRAXIS’ articles of incorporation and by-laws, including quorum requirements and all other matters, shall apply in respect of the DRAXIS Meeting;

(d)                                 for the grant of the Dissent Rights;

(e)                                  for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)                                    that the DRAXIS Meeting may be adjourned or postponed from time to time by DRAXIS (with the prior written consent of the Purchaser, not to be unreasonably withheld or delayed) without the need for additional approval of the Court; and

(g)                                 for such other matters as the Purchaser may reasonably require subject to obtaining the prior written consent of DRAXIS, such consent not to be unreasonably withheld or delayed.

2.3                               DRAXIS Meeting

(a)                                  Subject to the terms of this Agreement, DRAXIS agrees to convene and conduct the DRAXIS Meeting in accordance with the Interim Order, DRAXIS’ articles of incorporation and by-laws and Applicable Law as soon as reasonably practicable but in any event no later than June 3, 2008.

(b)                                 Subject to the terms of this Agreement, DRAXIS will use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by the Purchaser, using proxy solicitation services.

(c)                                  DRAXIS will give notice to the Purchaser of the DRAXIS Meeting and allow the Purchaser’s representatives and legal counsel to attend and speak at the DRAXIS Meeting.

(d)                                 DRAXIS will advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the DRAXIS Meeting, as to the aggregate tally of the proxies received by DRAXIS in respect of the Arrangement Resolution.

(e)                                  DRAXIS will promptly advise the Purchaser of any written notice of dissent or purported exercise by any DRAXIS Shareholder of Dissent Rights received by DRAXIS in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by DRAXIS and, subject to Applicable Law, any written communications sent by or on behalf of DRAXIS to any DRAXIS Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(f)                                    DRAXIS shall prepare or cause to be prepared and provide to Purchaser lists of the holders of all classes and series of securities of DRAXIS, including lists of the DRAXIS Shareholders, the holders of DRAXIS Options, as well as a security position listing from each depositary of its securities, including The Canadian

Depositary for Securities Limited and The Depository Trust Company, as soon as practicable after the date hereof and will obtain and deliver to Purchaser thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

2.4                               DRAXIS Circular

(a)                                  DRAXIS shall prepare the DRAXIS Circular in the English and, if required by the Purchaser, the French languages in compliance with the Securities Laws and file on a timely basis the DRAXIS Circular with respect to the DRAXIS Meeting in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all Applicable Law, in all jurisdictions where the same is required, complying in all material respects with all Applicable Law on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement.

(b)                                 DRAXIS shall ensure that the DRAXIS Circular complies in all material respects with the terms of this Agreement and all Applicable Laws, and, without limiting the generality of the foregoing, that the DRAXIS Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to the Purchaser) and shall provide DRAXIS Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the DRAXIS Meeting. Subject to Section 7.2, the DRAXIS Circular will include the recommendation of the DRAXIS Board that DRAXIS Shareholders vote in favour of the Arrangement Resolution, and a statement that each director of DRAXIS intends to deposit his/her DRAXIS Shares (including DRAXIS Shares underlying DRAXIS Options held immediately prior to the Effective Time) under the Plan of Arrangement and to vote in favour of the Arrangement Resolution, subject to the other terms of this Agreement. DRAXIS shall indemnify and hold harmless the Purchaser against any costs and expenses (including reasonable legal fees), judgments, fines, losses, claims and damages and liabilities and amounts paid in settlement thereof with the consent of the Purchaser (such consent not to be unreasonably delayed or withheld) to which the Purchaser may be subject or may suffer in connection with any claim, action, suit, proceeding or investigation that is based on or arises out of any misrepresentation in the disclosure in the DRAXIS Circular other than in respect of information concerning the Purchaser that is provided in writing by or on behalf of the Purchaser for inclusion in the DRAXIS Circular.

(c)                                  The Purchaser will furnish to DRAXIS all such information concerning the Purchaser as may be reasonably required by DRAXIS in the preparation of the DRAXIS Circular. The Purchaser shall indemnify and hold harmless DRAXIS against any costs and expenses (including reasonable legal fees), judgments, fines, losses, claims and damages and liabilities and amounts paid in settlement thereof with the consent of DRAXIS (such consent not to be unreasonably delayed or withheld), to which DRAXIS may be subject or may suffer in connection with any claim, action, suit, proceeding or investigation that is based on or arises out of any misrepresentation or alleged misrepresentation in the disclosure in the DRAXIS Circular that is provided in writing by or on behalf of the Purchaser for inclusion in the DRAXIS Circular.

(d)                                 The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on the DRAXIS Circular, prior to the DRAXIS Circular being printed, mailed to DRAXIS Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating solely to the Purchaser included in the DRAXIS Circular shall be in form and content satisfactory to the Purchaser, acting reasonably. DRAXIS shall provide the Purchaser with a final copy of the DRAXIS Circular prior to the mailing to the DRAXIS Shareholders.

(e)                                  Each of DRAXIS and the Purchaser shall promptly notify the other if at any time before the Effective Date it becomes aware (in the case of DRAXIS only with respect to DRAXIS and in the case of the Purchaser only with respect to the Purchaser) that the DRAXIS Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the DRAXIS Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the DRAXIS Circular, as required or appropriate, and DRAXIS shall promptly mail or otherwise publicly disseminate any amendment or supplement to the DRAXIS Circular to DRAXIS Shareholders and, if required by the Court or Applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.5                               Final Order

If the Interim Order is obtained, the Arrangement Resolution is passed at the DRAXIS Meeting by DRAXIS Shareholders, as provided for in the Interim Order and as required by Applicable Law, and the Key Regulatory Approvals are obtained, and subject to the terms of this Agreement, DRAXIS shall as soon as reasonably practicable thereafter and in any event within three business days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA.

2.6                               Court Proceedings

Subject to the terms of this Agreement, the Purchaser will cooperate with, assist and consent to DRAXIS seeking the Interim Order and the Final Order, including by providing DRAXIS on a timely basis any information required to be supplied by the Purchaser in connection therewith. DRAXIS will provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. DRAXIS will also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on DRAXIS or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to Applicable Law, DRAXIS will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require the Purchaser to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials or under this Agreement.

2.7                               Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. On the fifth business day after the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, and subject to Applicable Law, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by DRAXIS with the Director. From and after the Effective Time, the Plan of Arrangement will have the effect as provided therein and by Applicable Law, including the CBCA. The closing of the transactions contemplated hereby will take place at the offices of Osler, Hoskin & Harcourt LLP in Montréal, or at such other location as may be agreed upon by the Parties.

2.8                               Payment of Consideration

The Purchaser will, following receipt of the Final Order and prior to the filing by DRAXIS of the Articles of Arrangement with the Director, ensure that the Depositary has been provided with sufficient funds in escrow to pay the aggregate Consideration to be paid pursuant to the Arrangement.

2.9                               Preparation of Filings

Purchaser and DRAXIS shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters, notifications and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under Applicable Law in connection with this Agreement or the Plan of Arrangement.

2.10                        Announcement and Shareholder Communications

Purchaser, Jubilant and DRAXIS shall each publicly announce the transactions contemplated hereby immediately following the execution of this Agreement by Purchaser, Jubilant and DRAXIS, the text and timing of each such announcement in the form approved by Purchaser, Jubilant and DRAXIS. Purchaser, Jubilant and DRAXIS agree to co-operate in the preparation of presentations, if any, to DRAXIS Shareholders regarding the Plan of Arrangement, and no Party shall issue any press release or otherwise make public statements (which public statements shall not be deemed to include responding to unsolicited communications from shareholders) with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) and no Party shall make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under Applicable Law, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing; and provided, further, that, without limiting DRAXIS’ obligations under Section 7.2, DRAXIS shall have no obligation to consult with Purchaser or Jubilant prior to any disclosure by DRAXIS with regard to an Acquisition Proposal. For purposes of this Section 2.10, Jubilant and Purchaser shall be deemed to constitute one and the same Party.

2.11                        Withholding Taxes

Purchaser and DRAXIS shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder such amounts as Purchaser or DRAXIS may be required to deduct and withhold therefrom under any provision of Tax law. To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF DRAXIS

3.1                               Representations and Warranties

DRAXIS hereby represents and warrants to and in favour of Purchaser and Jubilant, except as specifically and expressly provided in or permitted by this Agreement, as follows, and acknowledges that Purchaser and Jubilant are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)                                  Board Approval. As of the date hereof, the DRAXIS Board, after consultation with its financial and legal advisors, has determined unanimously that the Plan of Arrangement is fair to the DRAXIS Shareholders and is in the best interests of DRAXIS and has resolved unanimously to recommend to the DRAXIS Shareholders that they vote in favour of the Arrangement Resolution. The DRAXIS Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)                                 Fairness Opinion. The Special Committee and the DRAXIS Board have received the opinion of Banc of America Securities Canada Co., the Special Committee’s financial advisor, to the effect that, as of the date of such opinion and based on and subject to the assumptions and limitations described in such opinion, the Consideration to be received pursuant to the Plan of Arrangement by the DRAXIS Shareholders is fair from a financial point of view to such DRAXIS Shareholders.

(c)                                  Organization and Qualification. DRAXIS and each of its Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all Applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. DRAXIS and each of its Material Subsidiaries is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect.

(d)                                 Authority Relative to this Agreement. DRAXIS has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by DRAXIS and the performance by DRAXIS of its obligations under this Agreement have been duly authorized by the DRAXIS Board and except as contemplated herein no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by DRAXIS and constitutes a legal, valid and binding obligation of DRAXIS, enforceable against DRAXIS in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)                                  No Violation. Except as disclosed in Schedule 3.1(e) of the Disclosure Letter, neither the authorization, execution and delivery of this Agreement by DRAXIS nor the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement, nor the performance of its obligations thereunder, nor compliance by DRAXIS with any of the provisions hereof will:

(i)                                     violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of DRAXIS or any of its Material Subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any material payment or other obligation to be imposed on DRAXIS or any of its Material Subsidiaries, under any of the terms, conditions or provisions of:

(A)                              their respective articles, charters or by-laws or other comparable organizational documents; or

(B)                                any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, license, permit, or other Contract to which DRAXIS or any of its Material Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which DRAXIS or any of its Material Subsidiaries is bound;

(ii)                                  subject to obtaining the Key Regulatory Approvals:

(A)                              result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Applicable Law applicable to DRAXIS or any of its Material Subsidiaries or any of their respective properties or assets; or

(B)                                cause the suspension or revocation of any Permit currently in effect in regard of DRAXIS or any of its Material Subsidiaries,

(except, in the case of each of clauses (A) and (B), for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the Key Third-Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect);

(iii)          The authorization of this Agreement, the execution and delivery by DRAXIS of this Agreement and the performance by it of its obligations under this Agreement, and the consummation by DRAXIS of the Arrangement, will not, other than as disclosed in Section 3.1(e) of the Disclosure Letter:

(A)                              give rise to any rights of first refusal or, trigger any change in control provisions or any restrictions or limitation under any such Material Contract, or Permit, or result in the imposition of any encumbrance, charge or Lien upon any of DRAXIS’ assets or the assets of any of its Material Subsidiaries; or

(B)                                result in the imposition of any Liens upon any assets of DRAXIS or any of its Material Subsidiaries.

Schedule 3.1(e) of the Disclosure Letter contains a complete list of Third Party Consents; or

(iv)          The execution, delivery and performance by DRAXIS of this Agreement and the consummation by it of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than:

(A)                              the Interim Order and any approvals required by the Interim Order;

(B)                                the Final Order;

(C)                                filings with the Director under the CBCA; and

(D)                               any actions or filings the absence of which would not reasonably be expected to materially or adversely impair the ability of DRAXIS to complete the transactions contemplated by this Agreement (other than the Pre-Acquisition Reorganization or any Supplemental Pre-Acquisition Reorganization) on or prior to the Outside Date.

(f)            Capitalization. The authorized share capital of DRAXIS consists of an unlimited number of DRAXIS Shares, an unlimited number of DRAXIS Preferred Shares and an unlimited number of DRAXIS Employee Participation Shares. As of the close of business on April 3, 2008, there are issued and outstanding only 42,067,538 DRAXIS Shares, no DRAXIS Preferred Shares and no DRAXIS Employee Participation Shares. As of the close of business on April 3, 2008, an aggregate of up to 2,125,835 DRAXIS Shares are issuable upon the exercise of the DRAXIS Options, there are no options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Shareholder Rights Plan), agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by DRAXIS of any shares of DRAXIS (including DRAXIS Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any shares of DRAXIS (including DRAXIS Shares) or subsidiaries of DRAXIS. All outstanding DRAXIS Shares have been duly authorized and validly issued and are fully paid and non-assessable, and all DRAXIS Shares issuable upon the exercise of rights under the DRAXIS Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of DRAXIS (including the DRAXIS Shares and the DRAXIS Options) have been issued in compliance with all Applicable Laws and Securities Laws. Other than the DRAXIS Options, there are no securities of DRAXIS or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the DRAXIS Shareholders on any matter. There are no outstanding contractual or other obligations of DRAXIS or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the DRAXIS Options. There are no outstanding bonds, debentures or other evidences of indebtedness of DRAXIS or any in its subsidiaries having the right to vote with the holders of the outstanding DRAXIS Shares on any matters. Schedule 3.1(f) of the Disclosure Letter lists the beneficiaries, rights holders and participants under each of the Employee Plans as well as the details of the grants, rights or issuances outstanding thereunder.

(g)           Subsidiaries. Except as set out in Schedule 3.1(g) of the Disclosure Letter, other than the Material Subsidiaries, no direct or indirect subsidiary of DRAXIS conducts or operates any activities, has or owns any material assets, or has, owns, holds, any Intellectual Property Rights, Permits, liabilities, employees, obligations, Regulatory Authorization, rights, indebtedness of any nature whatsoever, owing to persons other than DRAXIS and its affiliates, whether contingent or otherwise and whether arising under Applicable Law, including any Environmental Law, under Contract or otherwise and no such subsidiary is party to any Contract or is subject to or the object of any claim, demand, action or proceeding including by any Governmental Entity.

(h)           Shareholder Rights Plan. DRAXIS has taken all corporate action required for it to perform its obligations under Section 5.2(a).

(i)            Reporting Status and Securities Laws Matters.

(i)            DRAXIS is:

(A)          a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws; and

(B)           a “foreign private issuer” as defined in Rule 405 of the U.S. Securities Act of 1933, as amended and is not in material default of any material requirements of any Securities Laws.

(ii)           No delisting, suspension of trading in or cease trading order with respect to any securities of DRAXIS and, to the knowledge of DRAXIS, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of DRAXIS, expected to be implemented or undertaken.

(iii)          DRAXIS is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(iv)          Schedule 3.1(i) of the Disclosure Letter contains a list of all material correspondence received by DRAXIS from the Securities Authorities relating to compliance or disclosure and all responses thereto by DRAXIS or any of its subsidiaries or their representatives since December 31, 2004.

(j)            Ownership of Subsidiaries. Schedule 3.1(j) of the Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by DRAXIS, each of which is wholly-owned. All of the issued and outstanding shares of capital stock and other ownership interests in the subsidiaries of DRAXIS are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by DRAXIS are, legally and beneficially, except pursuant to restrictions on transfer contained in constituting documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership or joint venture agreements for or pursuant to existing financing arrangements involving DRAXIS or its subsidiaries (which transfer restrictions are disclosed in Schedule 3.1(j) of the Disclosure Letter), owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of DRAXIS, except as disclosed in Schedule 3.1(j) of the Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of DRAXIS to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of DRAXIS. All ownership interests of DRAXIS and its subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties. Except in respect of those persons disclosed in Schedule 3.1(j) of the Disclosure Letter, DRAXIS does not hold directly, or indirectly through any subsidiary, any equity interest in or any options or rights to acquire any equity interest in, any person or joint venture.

(k)           Public Filings. The DRAXIS Public Disclosure Record includes all documents required to be filed by DRAXIS in accordance with applicable Securities Laws with the Securities Authorities or the Exchanges. No such documents and information comprising the DRAXIS Public Disclosure Record, as of their respective dates after giving effect to any amendments, revisions, supplements, corrections, or other changes thereto:

(i)            contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; or

(ii)           failed to comply in all material respects with the requirements of applicable Securities Laws. All forms, reports, schedules, statements, and other documents required to be filed by DRAXIS with the Securities Authorities since December 31, 2004 have been filed on a timely basis with the Securities Authorities or the Exchanges. DRAXIS has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

(l)            DRAXIS Financial Statements. DRAXIS’ audited financial statements as at and for the fiscal years ended December 31, 2007, 2006 and 2005 (including the notes thereto and related management’s discussion and analysis (“MD&A”)) (collectively, the “DRAXIS Financial Statements”) were prepared in accordance with GAAP consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of DRAXIS’ independent auditors or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by Applicable Law in the unaudited statements) and present fairly in all material respects the financial condition, results of operations and cash flows of DRAXIS and its subsidiaries as of the dates thereof and for the periods presented in the DRAXIS Financial Statements and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of DRAXIS and its subsidiaries on a consolidated basis. There has been no material change in DRAXIS’ accounting policies, except as described in the notes to the DRAXIS Financial Statements, since December 31, 2007.

(m)          Books and Records. The financial books, records and accounts of DRAXIS and its subsidiaries, in all material respects:

(i)            have been maintained in accordance with GAAP;

(ii)           are stated in reasonable detail and accurately record the material transactions and dispositions of the assets of DRAXIS and its subsidiaries; and

(iii)          fairly reflect the basis for the DRAXIS Financial Statements.

Since November 30, 2003, the corporate records and minute books of DRAXIS and each Material Subsidiary contain, in all material respects, complete and accurate minutes of all meetings of the directors and shareholders of DRAXIS and each of its Material Subsidiaries, as the case may be other than minutes which are not yet finalized, summaries of which are contained in the Data Room.

(n)           No Undisclosed Liabilities. Except as set out in Schedule 3.1(n) of the Disclosure Letter, DRAXIS and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those reflected in the DRAXIS Financial Statements or that have occurred in the ordinary course of business since December 31, 2007 that are not or would not individually or in the aggregate be reasonably expected to have a Material Adverse Effect;

(o)           No Material Change. Except as set out in Schedule 3.1(o) of the Disclosure Letter, since December 31, 2007, there has been no material change (actual, contemplated or threatened) in the condition (financial or otherwise), earnings, operations, properties, business, results of operations or prospects of DRAXIS and its subsidiaries taken as a whole, and the debt, business and material property of DRAXIS and its subsidiaries taken as a whole conform in all material respects to the description thereof contained in the DRAXIS Public Disclosure Record; and since December 31, 2007 there has been no dividend or distribution of any kind declared, paid or made by DRAXIS on any DRAXIS Shares.

(p)           Sarbanes-Oxley Act and Internal Controls. DRAXIS and, to DRAXIS’ knowledge, each of its officers and directors are in material compliance with and have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act as they apply to DRAXIS and its subsidiaries and the Exchange Act. DRAXIS has implemented and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. DRAXIS:

(i)            has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to DRAXIS, including its consolidated subsidiaries, is made known to the chief executive officer and the chief financial officer of DRAXIS by others within DRAXIS; and

(ii)           has disclosed, based on its most recent evaluation prior to the date of this Agreement, to its outside auditors and audit committee:

(A)          any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect DRAXIS’ ability to record, process, summarize and report financial information; and

(B)           any fraud, whether or not material, that involves management or other employees who have a significant role in DRAXIS’ internal controls over financial reporting.

A true and correct copy of any disclosures of the type referred to in clause (ii) above required since the coming into force of the Sarbanes-Oxley Act in respect of foreign private issuers is set forth in the Item 18.17 of the Data Room.

(q)           Litigation. Other than as set out in Schedule 3.1(q) of the Disclosure Letter, there are no claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of DRAXIS, threatened affecting DRAXIS or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Except as set out in Schedule 3.1(q) of the Disclosure Letter, neither DRAXIS nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree, settlement agreement or corporate integrity agreement entered into in connection with allegations of healthcare fraud or abuse under the United States federal or state healthcare statutes.

(r)            Taxes. Except as set forth in Schedule 3.1(r) of the Disclosure Letter:

(i)            DRAXIS and each of its Material Subsidiaries have duly and timely filed all Returns required to be filed by it prior to the date hereof and all such Returns are complete and correct in all material respects;

(ii)           DRAXIS and each of its Material Subsidiaries have paid on a timely basis all material Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in accordance with GAAP in the most recently published DRAXIS Financial Statements;

(iii)          Except as provided for in the DRAXIS Financial Statements, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted or proposed with respect to Taxes of DRAXIS or any of its Material Subsidiaries, and neither DRAXIS nor any of its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or proposed against DRAXIS or any of its Material Subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect;

(iv)          Since November 30, 2003 and, to the knowledge of DRAXIS, prior to November 30, 2003, no claim has been made by any Government Entity in a jurisdiction where DRAXIS and any of its Material Subsidiaries does not file Returns that DRAXIS or any of its Material Subsidiaries is or may be subject to Tax by that jurisdiction;

(v)           There are no Liens for unpaid Taxes (other than Taxes not yet due and payable) upon any of the assets of DRAXIS or any of its Material Subsidiaries;

(vi)          DRAXIS and each of its Material Subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect;

(vii)         None of DRAXIS or any of its Material Subsidiaries has any material liability for the Taxes of any person under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise. None of DRAXIS or any of its Material Subsidiaries is a party to any agreement with any unrelated person relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement;

(viii)        In the last five taxation years of the relevant entity, none of DRAXIS or any of its Material Subsidiaries has distributed stock of another person, or had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code;

(ix)          There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from DRAXIS or any of its Material Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending;

(x)           Interests in DRAXIS and each of its Material Subsidiaries do not constitute United States real property interests within the meaning of Section 897 of the Code;

(xi)          DRAXIS and each of its Material Subsidiaries have made available to Purchaser true, correct and complete copies of all material income Tax returns for taxation years ending December 31, 2001 to December 31, 2006;

(xii)         None of DRAXIS or any of its Material Subsidiaries has agreed, or is required to make, any adjustment under Section 481(a) of the Code, and no taxing authority has proposed any such adjustment or change in accounting method and neither DRAXIS nor any of its Material Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Effective Date, as a result of any instalment sale or open transaction, or prepaid amount; and

(xiii)        None of the U.S. subsidiaries of DRAXIS has any material (A) “excess loss accounts” or (B) “deferred gains”, within the meaning of Treasury Regulation Section 1.1502-19 or 1.1502-13, respectively.

(s)           Property. Except as set out in Schedule 3.1(s) of the Disclosure Letter, DRAXIS and each of its Material Subsidiaries has good and sufficient title to its real and immoveable property interests, leases, licenses, easements, rights of way, permits permitting the use of land or premises by DRAXIS and its Material Subsidiaries, necessary to permit the operation of its current businesses, as they are now being conducted, except for such title defects to any real and immoveable property or failure to hold such leases, licenses, easements, rights of way or permits as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(t)            Contracts. Schedule 3.1(t) of the Disclosure Letter contains a list of all Material Contracts. Except as set out in Schedule 3.1(t) of the Disclosure Letter:

(i)            none of DRAXIS, its Material Subsidiaries nor, to the knowledge of DRAXIS, any of the other parties thereto, is in default or breach of, nor has DRAXIS or its Material Subsidiaries received any notice of default or breach of, or termination under, any Material Contract except for such defaults, breaches or notices which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect; and

(ii)           to the knowledge of DRAXIS, there exists no state of facts which after notice or lapse of time or both that would constitute a default or breach of such Material Contract except which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(u)           Permits. DRAXIS and each of its Material Subsidiaries has obtained and is in compliance with all Permits required by Applicable Laws, which are necessary to conduct its current businesses as they are now being conducted and such Permits are in full force and effect, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(v)           Competition Act, Investment Canada Act and HSR Act.

(i)            DRAXIS and its affiliates had total assets with an aggregate book value of not more than C$200 million as at the end of their most recently completed fiscal years, and generated aggregate gross revenues from sales in, from or into Canada of not more than C$200 million during that period, determined as prescribed in the Competition Act and the regulations thereunder.

(ii)           DRAXIS and its subsidiaries had total assets with an aggregate book value of not more than C$295 million as at the end of their most recently completed fiscal years, determined as prescribed in the Investment Canada Act and the regulations thereunder.

(iii)          For the purposes of Section 14.1(5) of the Investment Canada Act and the regulations thereunder, none of DRAXIS or any of its subsidiaries:

(A)          engages in the production of uranium or owns an interest in a producing uranium property in Canada;

(B)          provides a financial service;

(C)          provides any transportation service for third parties for the generation of revenue; or

(D)          is a cultural business.

(iv)          DRAXIS and all entities controlled by DRAXIS:

(A)          do not hold assets in the United States (other than investment assets, voting or non voting securities of another person) having an aggregate value of over US$63.1 million; and

(B)          did not have aggregate sales in or into the United States of over US$63.1 million during their most recent fiscal year, as determined in accordance with the HSR Act and the regulations thereunder.

(v)           DRAXIS is a “foreign issuer” as defined in 16 C.F.R. Sec. 801.1(e)(2)(ii) of the Regulations issued pursuant to the HSR Act;

(w)          Environmental Authorizations. Except as would not reasonably be expected to have a Material Adverse Effect, DRAXIS, its Material Subsidiaries and their respective properties, assets and operations are in compliance with, and hold all material permits, authorizations and approvals which DRAXIS is required to hold under Environmental Laws; except as would not reasonably be expected to have a Material Adverse Effect, there are no past, present or to the knowledge of DRAXIS reasonably anticipated future events, conditions, circumstances, activities, practices, actions, omissions or plans that could reasonably be expected to give rise to any material costs or liabilities to DRAXIS under, or to interfere with or prevent compliance by DRAXIS with, Environmental Laws; DRAXIS and each of its Material Subsidiaries:

(i)            has not received any written notice of any investigation or pending investigation or claim;

(ii)           is not a party to or affected by any pending or, to the knowledge of DRAXIS, threatened action, suit or proceeding (whether judicial, administrative or otherwise);

(iii)          is not bound by any judgment, decree or order (whether judicial, administrative or otherwise); or

(iv)          is not a party to any agreement,

in each case relating to any Environmental Law or any actual or alleged release or threatened release in violation of Environmental Law or cleanup at any location of any Hazardous Substances in compliance with Environmental Law.

(x)            Regulatory.

(i)            DRAXIS and its Material Subsidiaries have operated and are currently operating in material compliance with all Applicable Laws, including all applicable rules, regulations, guidelines and policies of the Canadian Department of Health (Health Canada), the United States Food and Drug Administration (US FDA), the European Medicines Agency, the Canadian Nuclear Safety Commission, the United States Nuclear Regulatory Commission and with any other regulatory or governmental agency having jurisdiction over DRAXIS or its Material Subsidiaries or their respective activities or the therapeutic drug products (including pharmaceuticals, radiopharmaceuticals and natural health products), medical devices, controlled substances, precursors and nuclear substances and equipment (the “Products”) manufactured, fabricated, produced, packaged, labelled, stored, tested, possessed, used, transported, sold, provided, distributed, exported or imported (as the case may be) by DRAXIS and its Material Subsidiaries for themselves or for third parties (collectively, the “Regulatory Authorities”);

(ii)           Except as set out in Schedule 3.1(x) of the Disclosure Letter, the Products manufactured, fabricated, produced, packaged or labelled by DRAXIS or its Material Subsidiaries (including product candidates used in clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by DRAXIS or any of its Material Subsidiaries) for themselves or for third persons were and are being manufactured in material compliance with Applicable Laws, including current Good Manufacturing Practices (cGMPs) and in compliance in all material respects with the manufacturing and any other applicable specifications provided to DRAXIS and its Material Subsidiaries by their respective customers.

(iii)          DRAXIS and its Material Subsidiaries have operated and are currently operating their respective businesses in compliance in all material respects with all licenses, permits, authorizations, certificates, orders, grants, approvals registrations and consents of the Regulatory Authorities necessary to operate their respective businesses (the “Regulatory Authorizations”), other than where the absence of such Regulatory

Authorizations would not reasonably be expected to have a Material Adverse Effect, and have made all requisite material declarations, notices, filings, annual and other reports (including adverse reports) with the Regulatory Authorities, except where the failure to make such declarations, notices, filings, annual reports (including adverse reports) would not reasonably be expected to have a Material Adverse Effect. Schedule 3.1(x) of the Disclosure Letter contains a complete list of all Regulatory Authorizations.

(iv)          Except as set out in Schedule 3.1(x) of the Disclosure Letter, DRAXIS and its Material Subsidiaries have not received any written notices or other correspondence from any Regulatory Authority regarding any circumstances that are alleged to have existed or currently existing which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of DRAXIS or its Material Subsidiaries to operate their respective businesses.

(v)           All Regulatory Authorizations that are held by DRAXIS or its Material Subsidiaries related to a Product owned by DRAXIS or its Material Subsidiaries (the “DRAXIS Products”) and that are required for the investigation, manufacturing, sale, distribution and/or marketing of the DRAXIS’ Products (the “Product Registrations”) and all dossiers, reports, data and other written materials filed as part of the Product Registrations are currently in good standing with the Regulatory Authorities. To the knowledge of DRAXIS, no Regulatory Authority has commenced or, to the knowledge of DRAXIS, threatened to initiate any action to withdraw any Product Registration or request the recall of any DRAXIS Product or commenced or, to the knowledge of DRAXIS, threatened to initiate any action to enjoin any other activity in relation to any other Product, nor has DRAXIS or any of its Material Subsidiaries received any written notices or other correspondence from the Regulatory Authorities to such effect.

(vi)          The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by DRAXIS or its Material Subsidiaries or in which DRAXIS or its Material Subsidiaries have participated that are described in the DRAXIS Public Disclosure Record or the results of which are referred to in such DRAXIS Public Disclosure Record were and, if still pending, are being conducted in all material respects in accordance with all Applicable Laws, the applicable experimental protocol, accepted professional scientific standards, Good Clinical Practice (GCP) and medical standard-of-care procedures.

(vii)         DRAXIS and its Material Subsidiaries have not received any written notices or other correspondence or, to the knowledge of DRAXIS, other communications from any Regulatory Authority requiring the termination, suspension or material modification of any clinical or pre-clinical studies or tests that are described in the DRAXIS Public Disclosure Record of the results of which are referred to in the DRAXIS Public Disclosure Record.

(viii)        None of DRAXIS or its Material Subsidiaries, or their officers, directors or to the knowledge of DRAXIS, their employees has been debarred or has been convicted of a crime which could lead to debarment, as that term is defined under Applicable Law relating to good manufacturing practices by the United States Food and Drug Agency.

(y)           Employee Benefits.

(i)            DRAXIS and each of its Material Subsidiaries have complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon DRAXIS or such Material Subsidiary or in respect of which DRAXIS or any of its Material Subsidiaries has any actual or potential liability (collectively, the “DRAXIS Benefit Plans”) and with all Applicable Laws and with any obligations contained in any collective bargaining agreements relating thereto.

(ii)           Schedule 3.1(y) of the Disclosure Letter sets forth a complete list of the DRAXIS Benefit Plans. Current and complete copies of all written DRAXIS Benefit Plans as amended to date or, where oral, written summaries of the terms thereof, and all booklets and communications concerning the DRAXIS Benefit Plans which have been provided to persons entitled to benefits under the DRAXIS Benefit Plans have been delivered or made available to the Purchaser together with copies of all material documents relating to the DRAXIS Benefit Plans.

(iii)          Each DRAXIS Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such DRAXIS Benefit Plan (including the terms of any documents in respect of such DRAXIS Benefit Plan), all Applicable Laws and any obligations contained in any collective bargaining agreement relating thereto.

(iv)          All obligations of DRAXIS and its Material Subsidiaries regarding the DRAXIS Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the DRAXIS Benefit Plans except as disclosed in Schedule 3.1(y) of the Disclosure Letter. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each DRAXIS Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws except as disclosed in Schedule 3.1(y) of the Disclosure Letter.

(v)           Each DRAXIS Benefit Plan is insured or funded in compliance with the terms of such DRAXIS Benefit Plan, all Applicable Law and any obligations contained in any collective bargaining agreement relating thereto and is in good standing in all material respects with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or other similar notice has been received by DRAXIS or any of its Material Subsidiaries from any such Governmental Entities.

(vi)

(A)          To the knowledge of DRAXIS, no DRAXIS Benefit Plan is subject to any pending investigation or examination;

(B)           no other proceeding, action or claim has been initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and

(C)           to the knowledge of DRAXIS, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any DRAXIS Benefit Plan required to be registered or qualified.

(vii)        Except as disclosed in Schedule 3.1(y) of the Disclosure Letter, DRAXIS and its Material Subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional DRAXIS Benefit Plan or to improve or change the benefits provided under any DRAXIS Benefit Plan.

(viii)       There is no entity other than DRAXIS and any of its Material Subsidiaries participating in any DRAXIS Benefit Plan.

(ix)          Except as disclosed in Schedule 3.1(y) of the Disclosure Letter, none of the DRAXIS Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees and where there are such DRAXIS Benefit Plans disclosed in Schedule 3.1(y), each such DRAXIS Benefit Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(x)           Except as disclosed in Schedule 3.1(y) of the Disclosure Letter, neither the execution and delivery of this Agreement by DRAXIS nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by DRAXIS with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of DRAXIS or any of its Material Subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any DRAXIS Benefit Plan or restriction held in connection with a DRAXIS Benefit Plan.

(xi)           All data necessary to administer each DRAXIS Benefit Plan is in the possession of DRAXIS or any of its Material Subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the DRAXIS Benefit Plan in accordance with its terms and all Applicable Laws and such data is complete and correct.

(z)            Labour and Employment.

(i)            Schedule 3.1(z) of the Disclosure Letter sets forth a complete list of all employees of DRAXIS and any of its subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). Except as disclosed in Schedule 3.1(z) of the Disclosure Letter, no such employee is on long-term disability leave, extended absence or worker’s compensation leave. None of the employees listed in Schedule 3.1(z) of the Disclosure Letter has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees listed in Schedule 3.1(z) of the Disclosure Letter have been paid or accrued by DRAXIS and its subsidiaries, as applicable, and DRAXIS and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)           Except for those written employment contracts with salaried employees of DRAXIS and any of its subsidiaries identified in Schedule 3.1(z) of the Disclosure Letter, there are no written contracts of employment entered into with any such employees who earn more than $150,000 per year or that deviate in a material manner from the standard form employment contract provided in the Data Room or oral contracts setting out specific terms and conditions of employment. Except for those agreements or provisions described in Schedule 3.1(z) of the Disclosure Letter, no employee of DRAXIS or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

(iii)          Schedule 3.1(z) of the Disclosure Letter sets forth a complete list of the collective bargaining agreements, either directly or by operation of law, between DRAXIS or any of its subsidiaries with any trade union or association which may qualify as a trade union. Except as set out in Schedule 3.1(z) of the Disclosure Letter:

(A)          there are no outstanding or, to the knowledge of DRAXIS, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of DRAXIS or any of its subsidiaries not already covered by a collective agreement;

(B)           to the knowledge of DRAXIS, there are no threatened or apparent union organizing activities involving employees of DRAXIS or any of its subsidiaries nor is DRAXIS or any of its subsidiaries currently negotiating any of the collective agreements listed in Schedule 3.1(z) of the Disclosure Letter;

(C)           there is no default or violation under any collective bargaining agreement listed in Schedule 3.1(z) of the Disclosure Letter; and

(D)          there is no strike or lockout involving the employees covered by the collective bargaining agreements listed in Schedule 3.1(z) of the Disclosure Letter.

(aa)         Compliance with Laws. DRAXIS and its Material Subsidiaries have complied with and are not in violation of any Applicable Law, other than non-compliance or violations which would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect.

(bb)         Intellectual Property.

Except as set out in Schedule 3.1(bb) of the Disclosure Letter:

(i)

(A)          a true and complete list of all Intellectual Property Rights that are subject of an application, certificate, registration or other document issued by, filed with or recorded by any authority currently owned by or licensed to DRAXIS or any of its Material Subsidiaries is as set forth in Schedule 3.1(bb) to the Disclosure Letter (“Registered IP”);

(B)           DRAXIS and its Material Subsidiaries own or have obtained valid and enforceable licenses or other rights to the Registered IP (and neither DRAXIS, nor its Material Subsidiaries nor, to the knowledge of DRAXIS, the other parties to such licenses are in material breach of such licenses) and, to the knowledge of DRAXIS, (1) DRAXIS and its Material Subsidiaries own or have obtained valid and enforceable licenses or other rights to the Intellectual Property Rights (and neither DRAXIS, nor its Material Subsidiaries nor, to the knowledge of DRAXIS, the other parties to such licenses are in material breach of such licenses) and (2) all Owned IP is valid and enforceable;

(C)           to the knowledge of DRAXIS, the Intellectual Property Rights are sufficient for conducting the business of DRAXIS and its Material Subsidiaries as presently conducted and as currently proposed to be conducted by DRAXIS in respect of [name of products redacted];

(D)          the Intellectual Property Rights that are owned by DRAXIS or any of the Material Subsidiaries, and to the knowledge of DRAXIS, the Intellectual Property Rights that are licensed by DRAXIS or any of the Material Subsidiaries, are, except as otherwise provided in such licenses, free and clear of any Liens, and neither DRAXIS nor any of its Material Subsidiaries has granted any rights into, and to the knowledge of DRAXIS, no third parties have rights to, any Intellectual Property Rights owned or exclusively licensed within a territory for the field of use by DRAXIS or any of its Material Subsidiaries;

(E)           to the extent any patent owned by DRAXIS or any Material Subsidiary that is material for the conduct of the business of DRAXIS as presently conducted or as currently proposed to be conducted by DRAXIS in respect of [name of products redacted] has been created in whole or in part by current or past employees or independent contractors, any rights therein of such persons have been validly and irrevocably assigned in writing to DRAXIS or a Material Subsidiary, as the case may be, and such persons have waived all of their moral rights in the Intellectual Property Rights except where the failure to waive would not, individually or in the aggregate, have or would reasonably be expected to have Material Adverse Effect;

(F)           to the knowledge of DRAXIS, including [commercially sensitive information redacted], none of the DRAXIS Products as currently, developed, manufactured or produced by DRAXIS or its Material Subsidiaries and none of [name of products redacted] infringes upon any third party’s valid and enforceable intellectual property and proprietary rights;

(G)           to the knowledge of DRAXIS, no event will occur as a result of the transactions contemplated hereby that would limit the scope of any such Intellectual Property Rights or would render invalid or unenforceable any such Intellectual Property Rights and that would individually or in the aggregate have or would reasonably be expected to have a Material Adverse Effect;

(H)          to the knowledge of DRAXIS, there is no infringement by third parties of any Intellectual Property Rights owned, licensed or commercialized by DRAXIS or any of its Material Subsidiaries which would prevent DRAXIS from conducting its business as currently conducted and proposed to be conducted;

(I)            there is no action, suit, proceeding or claim pending or, to the knowledge of DRAXIS, threatened by others challenging DRAXIS’ rights in or to any Intellectual Property Rights or the validity or scope of any Intellectual Property Rights owned, licensed or commercialized by DRAXIS or any of its Material Subsidiaries;

(J)            there is no action, suit, proceeding or claim pending, or to the knowledge of DRAXIS, threatened by others that either DRAXIS, or any of its Material Subsidiaries, infringes or otherwise violates any intellectual property rights of others;

(K)          since November 30, 2003 and, to the knowledge of DRAXIS, prior to November 30, 2003, neither DRAXIS nor any of its Material Subsidiaries has failed to diligently prosecute and maintain any application or registration relating to the Registered IP that is owned by DRAXIS or any of its Material Subsidiaries (“Owned IP”), or comply with any agreement or order of any court which would prevent it from owning, using or commercializing any Owned IP used, commercialized or proposed to be used or commercialized in the current conduct of its business;

(L)           to the knowledge of DRAXIS, there is no third party patent or patent application that DRAXIS does not have rights to that contains claims that would be the subject of an interference proceeding before the U.S. Patent and Trademark Office with respect to the issued or pending claims of any patents or patent applications of the Intellectual Property Rights owned or licensed by DRAXIS or any of its Material Subsidiaries to the extent that such patents or patent applications or those of any of its Material Subsidiaries are currently practised by DRAXIS or any of its Material Subsidiaries and are material to their business as currently conducted and as currently proposed to be conducted by DRAXIS in respect of [name of products redacted];

(M)         to the knowledge of DRAXIS, there is no prior art that may render any material patent application owned by DRAXIS or any of its Material Subsidiaries of the Intellectual Property Rights unpatentable that has not been disclosed to the U.S. Patent and Trademark Office or that may have been required to be disclosed to the Canadian Intellectual Property Office or the European Patent Office;

(N)          to the extent that any Intellectual Property Rights are confidential, the relevant employees and contractors of DRAXIS and its Material Subsidiaries are subject to enforceable legal obligations to maintain the confidentiality of such Intellectual Property Rights to the extent prudent in the circumstances; and

(O)          since November 30, 2003 and, to the knowledge of DRAXIS, prior to November 30, 2003, the Registered IP has not been used or enforced, or failed to be used or enforced, by DRAXIS, nor to the knowledge of DRAXIS by its employees, directors, consultants, independent contractors or other persons with access to the Registered IP, in a manner that would result in its non-renewal, abandonment, cancellation or unenforceability; and

(ii)

(A)          all hardware, software and firmware, processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of DRAXIS and its Material Subsidiaries taken as a whole (collectively, the “Technology”), are up-to-date or in the process of being brought up to date and sufficient for conducting the business, as presently conducted, of DRAXIS and its Material Subsidiaries taken as a whole;

(B)           DRAXIS and its Material Subsidiaries own or have obtained valid and enforceable licenses to use (and are not in material breach of such licenses) such Technology and have commercially reasonable virus protection and security measures in place in relation to such Technology; and

(C)           DRAXIS and its Material Subsidiaries have reasonable back-up systems.

(cc)         Insurance. As of the date hereof, DRAXIS and its subsidiaries have such policies of insurance as are listed in Schedule 3.1(cc) of the Disclosure Letter and DRAXIS is in compliance in all material respects with all requirements with respect thereto.

3.2          Disclaimer of Additional Representations and Warranties

Purchaser agrees and acknowledges that, except as set forth in this Agreement, or the Schedules hereto, DRAXIS makes no representation or warranty, express or implied, at law or in equity, with respect to DRAXIS, its subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, DRAXIS expressly disclaims any representation or warranty that is not set forth in this Agreement.

3.3          Survival of Representations and Warranties

The representations and warranties of DRAXIS contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND JUBILANT

4.1          Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to and in favour of DRAXIS, as of the date hereof and as follows, and acknowledges that DRAXIS is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)           Board Approval. As of the date hereof, the board of directors of Purchaser has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement by Purchaser.

(b)           Organization and Qualification.

(i)            Purchaser is a corporation duly incorporated and an entity duly created and validly existing under all Applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

(ii)           Purchaser has not carried on any active business prior to the date of this Agreement other than activities in connection with this Agreement, the document ancillary and the transaction contemplated hereby and thereby.

(c)           Authority Relative to this Agreement. Purchaser has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Purchaser and the performance by it of its obligations hereunder have been duly authorized by its board of directors or supervisory body and, except as contemplated herein, all corporate proceedings have been taken by Purchaser as are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)           No Violations. Neither the execution and delivery of this Agreement by the Purchaser nor the completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by the Purchaser with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under:

(i)            the articles of incorporation, constating documents or Applicable Laws governing Purchaser;

(ii)           any material contract or other instrument or obligation to which each of Purchaser is a party or to which any of its properties or assets, may be subject or by which Purchaser is bound and, in each case, individually or in the aggregate would materially adversely affect Purchaser’s ability to perform its obligations under this Agreement; or

(iii)          violate any Applicable Law applicable to Purchaser.

(e)           Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation by it of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than:

(i)            the Interim Order and any approvals required by the Interim Order;

(ii)           the Final Order;

(iii)          filings with the Director under the CBCA; and

(iv)          any actions or filings the absence of which would not reasonably be expected to materially or adversely impair the ability of Purchaser to complete the transactions contemplated by this Agreement (other than the Pre-Acquisition Reorganization or any Supplemental Pre-Acquisition Reorganization) on or prior to the Outside Date.

(f)            Litigation. As of the date hereof, there are no claims, actions, suits, grievances, complaints or proceedings pending against, or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Arrangement or any of the other transactions contemplated hereby.

(g)           HSR Act. Purchaser is a “foreign person” as defined in 16 C.F.R. Sec. 801.1(e)(2)(i) of the Regulations issued pursuant to the HSR Act.

4.2          Representations and Warranties of Jubilant

Jubilant hereby represents and warrants to and in favour of DRAXIS, as of the date hereof and as follows, and acknowledges that DRAXIS is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)           Board Approval. As of the date hereof, the board of directors of Jubilant and has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement by Jubilant.

(b)           Organization and Qualification. Jubilant is a corporation duly incorporated and an entity duly created and validly existing under all Applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

(c)           Authority Relative to this Agreement. Jubilant has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Jubilant and the performance by it of its obligations hereunder have been duly authorized by its board of directors or supervisory body and, except as contemplated herein, all corporate proceedings have been taken by Jubilant as are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Jubilant and constitutes a legal, valid and binding obligation of Jubilant enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. Without limiting the generality of the foregoing, Jubilant is not subject to any sovereign immunity or similar entitlement and no material Taxes are required to be paid by any person in order for Draxis to enforce this Agreement against Jubilant.

(d)           No Violations. Neither the execution and delivery of this Agreement by Jubilant nor the completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Jubilant with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under:

(i)            the articles of incorporation, constating documents or Applicable Laws governing Jubilant;

(ii)           any material contract or other instrument or obligation to which Jubilant is a party or to which it, or any of its properties or assets, may be subject or by which Jubilant is bound and, in each case, individually or in the aggregate would materially adversely affect Jubilant’s ability to perform its obligations under this Agreement; or

(iii)          violate any Applicable Law applicable to Jubilant.

(e)           Litigation. As of the date hereof, there are no claims, actions, suits, grievances, complaints or proceedings pending against, or, to the knowledge of the Jubilant, threatened against or affecting the Jubilant that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Arrangement or any of the other transactions contemplated hereby.

(f)            Commitment Letter.

(i)            Prior to the execution and delivery of this Agreement, Jubilant has delivered to DRAXIS a true and complete copy of a commitment letter (the “Commitment Letter”), which is unamended as of the date of this Agreement, evidencing the commitment by a financial institution to provide Purchaser with debt financing in the amount of up to $150 million.

(ii)           The commitments described in the Commitment Letter are not subject to any condition precedent other than the conditions expressly set forth therein.

(iii)          As of the date hereof Jubilant has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing of the financing to be satisfied by it contained in the Commitment Letter and is not aware of any fact, occurrence or condition that may cause such financing commitments to terminate or be ineffective or any of the terms or conditions of closing of such financings not to be met or of any impediment to the funding of the cash payment obligations of Purchaser under the Arrangement.

(iv)          Purchaser has or will have sufficient funds, assuming the financing contemplated in the Commitment Letter is funded, to pay the aggregate Consideration to be paid pursuant to the Arrangement and all related fees and expenses on the Effective Date.

(g)           Shareholder Approval. No vote of the shareholders of Jubilant is required by Applicable Law, the constating documents of Jubilant or otherwise in order for Purchaser and Jubilant to consummate the Arrangement.

(h)           Security Ownership. Jubilant and its subsidiaries do not beneficially own any interest of DRAXIS or any of its affiliates.

(i)            Investment Canada Act. Jubilant is a “WTO investor” for purposes of the Investment Canada Act, as that term is defined in the Investment Canada Act and the regulations thereunder.

(j)            Competition Act. Jubilant and its affiliates had total assets in Canada with an aggregate book value of not more than C$200 million as at the end of their most recently completed fiscal years, and generated aggregate gross revenues from sales in, from or into Canada of not more than C$200 million during that period, determined as prescribed in the Competition Act and the regulations thereunder.

(k)           HSR Act. Jubilant is a “foreign person” as defined in 16 C.F.R. Sec. 801.1(e)(2)(i) of the Regulations issued pursuant to the HSR Act.

4.3          Survival of Representations and Warranties

The representations and warranties of Purchaser and Jubilant contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

4.4          Disclaimer of Additional Representations and Warranties

DRAXIS agrees and acknowledges that, except as set forth in this Agreement, the Purchaser makes no representation or warranty, express or implied, at law or in equity, with respect to the Purchaser, its subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, the Purchaser expressly disclaims any representation or warranty that is not set forth in this Agreement.

ARTICLE 5
COVENANTS OF DRAXIS AND PURCHASER

5.1          Covenants of DRAXIS Regarding the Conduct of Business

DRAXIS covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement, Applicable Law or any Governmental Entities, DRAXIS shall, and shall cause each of its Material Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement (including as a result of a Pre-Acquisition Reorganization), DRAXIS shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) and in any event the Purchaser shall respond within five business days, failing which it shall be deemed to have consented:

(a)           take any action except in the usual and ordinary course of business of DRAXIS and its Material Subsidiaries, and DRAXIS shall use commercially reasonable efforts to maintain and preserve its and its Material Subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)               (i)            amend its articles, charter or by-laws or other comparable organizational documents;

(ii)           split, combine or reclassify any shares in the capital of DRAXIS or any of its Material Subsidiaries;

(iii)          declare, set aside for payment or pay any dividend on or other distribution in respect of any DRAXIS Shares unless (A) it is made in the ordinary course of business and (B) the Consideration payable to each holder of DRAXIS Shares shall be reduced by the amount of such dividend or distribution paid in respect of those DRAXIS Shares, and shall not declare, set aside for payment or pay any dividend on or make any other distribution in respect of the securities of any subsidiary owned by a person other than DRAXIS other than, in the case of any subsidiary wholly-owned by DRAXIS, any dividends payable to DRAXIS or any other wholly-owned subsidiary of DRAXIS;

(iv)          issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of DRAXIS or its Material Subsidiaries, or any options, warrants, securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of DRAXIS or its subsidiaries, other than:

(A)          the issuance of DRAXIS Shares issuable pursuant to the terms of the outstanding DRAXIS Options;

(B)           the grant of DRAXIS Options pursuant to the terms of contractual commitments described in Schedule 5.1(b) of the Disclosure Letter for each of the DRAXIS Stock Option Plans, as applicable;

(C)           transactions in the ordinary course of business and consistent with past practices between two or more DRAXIS wholly-owned Material Subsidiaries or between DRAXIS and a DRAXIS wholly-owned Material Subsidiary, and

(D)          as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(t) of the Disclosure Letter,

(v)           redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of DRAXIS or any of its Material Subsidiaries;

(vi)          amend the terms of any of its securities, other than amendments to its stock option plans to permit the cashless exercise of stock options;

(vii)         adopt a plan of liquidation or resolution providing for the liquidation or dissolution of DRAXIS or any of its Material Subsidiaries;

(viii)        amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP or pursuant to written instructions, comments or orders from Securities Authorities;

(ix)           except as required by Applicable Law make, amend or revoke any Tax election, settle or compromise any Tax liability not fully provided for in the DRAXIS Financial Statements, file any amended Tax Return, surrender any right to claim a Tax refund, or consent to the extension or waiver of the limitation period applicable to any Tax claim or assessment; or

(x)            enter into, modify or terminate any Contract with respect to any of the foregoing,

(c)           except in the ordinary course of business consistent with past practice and except as set forth in Schedule 5.1(c) of the Disclosure Letter:

(i)            sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of DRAXIS or any of its subsidiaries;

(ii)           acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $200,000 other than purchases by DRAXIS or its Material Subsidiaries of raw materials, inventory and replacement capital assets made in the ordinary course of business;

(iii)          incur, create, assume or otherwise become liable of, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances, except

(A)          for refinancing of existing debt on substantially the same or more favourable terms,

(B)           under its operating facility in the ordinary course of business, and

(C)           for incurring indebtedness under DRAXIS’ existing credit facilities for the purpose of securing payment to officers of DRAXIS of amounts payable to them in respect of DSUs, and to employees of DRAXIS of amounts which will become payable to them pursuant to a termination of employment (if applicable) following a change of control or pursuant to any long-term incentive plan and to eligible persons under DRAXIS’ option plans to secure the cashless exercise of stock options, in each such case, as set forth in Schedule 5.1(c) to the Disclosure Letter;

(iv)          pay, discharge or satisfy any material claims, liabilities or obligations;

(v)           waive, release, grant or transfer any rights of material value; or

(vi)          authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)           except in the ordinary course of business, enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts;

(e)           other than as disclosed in Schedule 5.1(e) of the Disclosure Letter, as is necessary to comply with any Applicable Law or Contract, or in accordance with the DRAXIS Benefit Plans and other than usual annual increases in compensation granted in the normal course of business, which increases are not to exceed [percentage redacted] of the aggregate payroll of non-unionized employees of DRAXIS and its Material Subsidiaries for the year ended December 31, 2007:

(i)            grant to any officer, employee or director of DRAXIS or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase;

(ii)           make any loan to any officer employee, or director of DRAXIS or any of its Material Subsidiaries;

(iii)          take any action with respect to the grant of any severance, change of control, bonus or termination pay to or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for serious reason) of, any officer, director level or manager level employee or director of DRAXIS or any of its subsidiaries other than the hiring of employees on a temporary contract basis;

(iv)          increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any DRAXIS Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of DRAXIS or any of its subsidiaries;

(v)           increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of DRAXIS or any of its subsidiaries;

(vi)          other than as expressly provided for in this Agreement, provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or

(vii)         establish, adopt or amend (except as required by Applicable Law) any collective bargaining agreement or similar agreement;

(f)            settle, pay, discharge, satisfy, compromise, waive, assign or release

(i)            any action, claim or proceeding brought against DRAXIS and/or any of its subsidiaries (other than employee claims or claims in an individual amount of no more than $50,000 or no more than $200,000 in the aggregate) except to the extent the cost of so doing is not in excess of any reserve or accrual taken by DRAXIS for such purpose as described in the Disclosure Letter or in the DRAXIS Financial Statements; or

(ii)           any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(g)           other than in the ordinary course of business or as set forth in Schedule 5.1(g) to the Disclosure Letter, enter into any agreement or arrangement that limits or otherwise restricts in any material respect DRAXIS or any of its Material Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect DRAXIS or any of its Material Subsidiaries from competing in any manner;

(h)           waive, release or assign any material rights, claims or benefits of DRAXIS or any of its Material Subsidiaries;

(i)            other than in the ordinary course of business consistent with past practice;

(i)            enter into any agreement that if entered into prior to the date hereof would be a Material Contract;

(ii)           modify, amend in any material respect, transfer or terminate any Material Contract; or

(iii)          waive, release or assign any material rights or claims thereto or thereunder;

(j)            take any action or fail to take any action which action or failure to act would result in the material loss or reduction in the value of the Intellectual Property Rights or the Technology;

(k)           take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any Regulatory Authorizations; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for any Regulatory Authorization;

(l)            take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of DRAXIS to consummate the Arrangement or the other transactions contemplated by this Agreement;

(m)          take any action or enter into any transaction outside of the ordinary course of business consistent with prior practice that would preclude the Canadian tax “bump” rules from applying upon an amalgamation or winding-up of DRAXIS (or its successor by amalgamation) by virtue of paragraph 88(1)(c) of the Tax Act, in calculating the tax cost of non-depreciable capital property distributed to the parent for purposes of paragraph 88(1)(d) of the Tax Act; or

(n)           agree, resolve or commit to do any of the foregoing.

DRAXIS shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by DRAXIS or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for competitive premiums are in full force and effect; provided that none of DRAXIS or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

Subject to compliance with applicable competition or anti-trust laws, DRAXIS shall promptly notify Purchaser in writing of any circumstance or development that, to the knowledge of DRAXIS, is or could reasonably be expected to constitute a Material Adverse Effect.

DRAXIS will deliver to Purchaser, as soon as they become publicly available or are filed, true and complete copies of any material forms, reports, schedules, statements and other documents required to be filed by DRAXIS with any Securities Authorities or Exchange subsequent to the date hereof.

5.2          Covenants of DRAXIS Regarding the Performance of Obligations

Subject to Section 7.2, DRAXIS shall and shall cause its Material Subsidiaries to perform all obligations required or desirable to be performed by DRAXIS or any of its Material Subsidiaries under this Agreement, co-operate with Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, DRAXIS shall and, where appropriate, shall cause its Material Subsidiaries to:

(a)           immediately defer the separation time of the SRP Rights and continue to defer separation unless otherwise requested by the Purchaser;

(b)           on or immediately prior to the Effective Date or on such earlier date as Purchaser may request, waive, suspend the operation of or otherwise render the Shareholder Rights Plan inoperative or ineffective as regards the Plan of Arrangement, it being understood that DRAXIS will have no obligation to take any such action until all other conditions to the Plan of Arrangement have been satisfied or waived;

(c)           apply for and use commercially reasonable efforts to obtain all Key Regulatory Approvals relating to DRAXIS or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Purchaser reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Purchaser with copies of all related applications and notifications, in draft form, in order for Purchaser to provide its comments thereon, which shall be given due and reasonable consideration;

(d)           use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents; and

(e)           defend all lawsuits or other legal, regulatory or other proceedings against DRAXIS challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

5.3          Covenants of Purchaser Regarding the Performance of Obligations

(a)           Purchaser shall perform all obligations required or desirable to be performed by the Purchaser under this Agreement, co-operate with DRAXIS in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall:

(i)            apply for and use commercially reasonable efforts to obtain all Key Regulatory Approvals relating to the Purchaser or any of Purchaser’s subsidiaries which are typically applied for by an offeror and, in doing so, keep DRAXIS reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing DRAXIS with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to Applicable Law) to DRAXIS’ outside counsel on an “external counsel” basis), in order for DRAXIS to provide its reasonable comments thereon;

(ii)           subject to the terms and conditions hereof and of the Plan of Arrangement and Applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

(iii)          defend all lawsuits or other legal, regulatory or other proceedings against Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby; and

(iv)          Jubilant will not pledge, subject to a Lien, transfer, assign or otherwise dispose of the Consideration cash prior to the closing of the Arrangement.

5.4          Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)           it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the Plan of Arrangement, including using commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions herein provided, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(b)           it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement; and

(c)           DRAXIS shall and shall cause its subsidiaries to effect the Pre-Acquisition Reorganization. Further, DRAXIS shall and shall cause its subsidiaries to effect such other reorganization of its business, operations, subsidiaries and assets or such other transactions disclosed in writing to DRAXIS prior to the Effective Date (a “Supplemental Pre-Acquisition Reorganization”), and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that DRAXIS need not effect a Supplemental Pre-Acquisition Reorganization which, in the opinion of DRAXIS, acting reasonably:

(i)            would require DRAXIS to obtain the prior approval of the shareholders of DRAXIS in respect of such Supplemental Pre-Acquisition Reorganization other than at the DRAXIS Meeting or any regulatory approval not otherwise contemplated herein;

(ii)           would impede or materially delay the consummation of the Arrangement;

(iii)          would require DRAXIS or any subsidiary to contravene any Applicable Law, their respective organizational documents or any Contract; or

(iv)          where incremental taxes could be imposed on, or any adverse tax or other adverse consequences could arise for any DRAXIS Shareholder as a result of the consummation of the Arrangement following any Supplemental Pre-Acquisition Reorganization.

Without limiting the foregoing and other than as set forth above, DRAXIS shall use commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization, and DRAXIS shall cooperate with the Purchaser in structuring, planning and implementing such Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization provided however that a failure to obtain any such necessary consents, approvals or waivers shall not affect the consummation of the Arrangement or otherwise delay the filing of the Articles of Arrangement pursuant to Section 2.7. If the Arrangement is not completed due to the fault of the Purchaser to fulfill its obligations under this Agreement, the Purchaser shall forthwith reimburse DRAXIS for all reasonable fees and expenses (including any professional fees and expenses) incurred by DRAXIS and its subsidiaries in considering or effecting the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization.

Purchaser will, on an after Tax basis, indemnify and hold harmless DRAXIS, its subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including Taxes, legal fees, professional fees, and disbursements), interest, awards, judgements and penalties suffered or incurred by any of them in connection with, in respect of, or as a result of the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization, including any such amounts resulting from the unwinding of the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization should the Arrangement not be completed.

The Purchaser shall provide written notice to DRAXIS of any proposed Supplemental Pre-Acquisition Reorganization at least 10 business days prior to the Effective Date. Purchaser acknowledges and agrees that the planning for and implementation of the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation, warranty or covenant of DRAXIS hereunder has been breached. For greater certainty, DRAXIS shall not be liable for any failure to properly implement the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization or for the failure of Purchaser to benefit from any anticipated Tax efficiency provided that DRAXIS has acted in good faith in implementing the Pre-Acquisition Reorganization and any Supplemental Pre-Acquisition Reorganization.

5.5          Stock Options and DSUs

(a)           Purchaser acknowledges that subject to receipt of all appropriate regulatory approvals, and pursuant to the provisions of the DRAXIS Stock Option Plans and the Deferred Share Unit Plan, DRAXIS shall facilitate as necessary the acceleration of the vesting of any unvested DRAXIS Options and DSUs as may be necessary or desirable to allow all persons holding DRAXIS Options or DSUs to participate (but not vote) in the Arrangement in respect of all vested and unvested unexercised DRAXIS Options and DSUs. In accordance with the terms of the Plan of Arrangement, all DRAXIS Options and DSUs will be transferred to and cancelled by DRAXIS for a cash amount, if any, equal to (i) in the case of each DRAXIS Option, the excess, if any, of the Consideration over the applicable exercise price (or if the exercise price of such DRAXIS Option under the terms of such DRAXIS Option is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the U.S. Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the business day prior to the Effective Date), less any applicable withholdings, and (ii) in the case of each DSU, the amount of the Consideration, less any applicable withholdings, and, for greater certainty, all DRAXIS Options and DSUs will expire and terminate in accordance with the Plan of Arrangement.

(b)           If the Purchaser concludes that it is necessary or desirable to deal with the DRAXIS Options or DSUs in a different manner than described in Section 5.5(a), having consequences (including tax consequences) to the holders thereof and DRAXIS, which are equivalent to or better than those contemplated in this Agreement (an “Alternative Plan” ), and so advises DRAXIS in writing at least 10 days prior to the mailing of the DRAXIS Circular, and DRAXIS so agrees it shall cooperate with the Purchaser in implementing such Alternative Plan.

5.6          Employment Agreements

Following the Effective Date, DRAXIS shall honour its obligations, if any, under its employment agreements.

5.7          Assistance with Purchaser Financing

Following the date of this Agreement and until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, DRAXIS shall use commercially reasonable efforts to provide any cooperation reasonably requested by the Purchaser (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of DRAXIS and its subsidiaries) in connection with obtaining financing for the Arrangement. Neither DRAXIS nor any subsidiary shall be required to participate in any marketing activities or pay any commitment or other similar fee or incur any other cost or liability in connection with such financing prior to the Effective Time.

ARTICLE 6
CONDITIONS

6.1          Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)           the Arrangement Resolution shall have been approved and adopted by the DRAXIS Shareholders at the DRAXIS Meeting in accordance with the Interim Order;

(b)           the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to DRAXIS and the Purchaser, acting reasonably, on appeal or otherwise;

(c)           no action, suit or proceeding, shall have been taken under any Applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case:

(i)            to enjoin or prohibit the Plan of Arrangement or the transactions contemplated by this Agreement; or

(ii)           resulting in any judgment or assessment of damages, directly or indirectly,

which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect with respect to DRAXIS;

(d)           the Commissioner of Competition appointed under the Competition Act shall not have filed an application or threatened to file an application for an order under Part VIII of the Competition Act, or any such application, order or threat shall have been rescinded;

(e)                                  all Key Regulations Approvals shall have been obtained; and

(f)                                    this Agreement shall not have been terminated in accordance with its terms.

6.2                               Additional Conditions Precedent to the Obligations of the Purchaser

The obligations of the Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser):

(a)                                  all covenants of DRAXIS under this Agreement to be performed on or before the Effective Time shall have been duly performed by DRAXIS in all material respects, and the Purchaser shall have received a certificate of DRAXIS addressed to the Purchaser and dated the Effective Time, signed on behalf of DRAXIS by two senior executive officers of DRAXIS (on DRAXIS’ behalf and without personal liability), confirming the same as at the Effective Date;

(b)                                 all representations and warranties of DRAXIS set forth in this Agreement (other than those contained in first sentence of Section 3.1(c), Section 3.1(d) and Section 3.1(f)) shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on DRAXIS and the representations and warranties of DRAXIS made in the first sentence of Section 3.1(c), Section 3.1(d) and Section 3.1(f)) must be accurate in all respects when made and, except as contemplated by this Agreement, on and as of the Effective Time, as though made on and as of the Effective Time; and the Purchaser shall have received a certificate of DRAXIS addressed to the Purchaser and dated the Effective Time, signed on behalf of DRAXIS by two senior executive officers of DRAXIS (on DRAXIS’ behalf and without personal liability), confirming the above as at the Effective Date;

(c)                                  since the date of this Agreement, there shall not have been any event, occurrence, development or state of circumstances that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on DRAXIS;

(d)                                 all Key Third Party Consents shall have been obtained; and

(e)                                  holders of no more than 10% of the DRAXIS Shares shall have exercised Dissent Rights.

6.3                               Additional Conditions Precedent to the Obligations of DRAXIS

The obligations of DRAXIS to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of DRAXIS and may be waived by DRAXIS):

(a)                                  all covenants of the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects, and DRAXIS shall have received a certificate of the Purchaser, addressed to DRAXIS and dated the Effective Time, signed on behalf of the Purchaser by two of its senior executive officers (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date; and

(b)                                 all representations and warranties of the Purchaser and Jubilant set forth in this Agreement shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a material adverse effect on the Purchaser or Jubilant; and DRAXIS shall have received a certificate of the Purchaser and Jubilant, addressed to DRAXIS and dated the Effective Time, signed on behalf of each of the Purchaser and Jubilant by two senior executive officers of each of the Purchaser and Jubilant (on the Purchaser’s or Jubilant’s behalf and without personal liability), confirming the same as at the Effective Date.

6.4                               Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1                               Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)                                  cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)                                 result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.2(a)(iii)(B) and DRAXIS may not exercise its right to terminate this Agreement pursuant to Section 8.2(a)(iv)(B) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured (except matters arising out of the failure to make appropriate disclosure in the Data Room), no Party may terminate this Agreement until the expiration of a period of fifteen business days from such notice, if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for either Final Order or the filing of Articles of Arrangement with the Director, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2                               Non-Solicitation

(a)                                  Except as otherwise expressly provided in this Section 7.2, DRAXIS shall not, directly or indirectly, through any officer, director, employee or representative (including any financial or other advisor (“Advisors”)) of DRAXIS or any of its subsidiaries (collectively, the “Representatives”):

(i)                                     solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(ii)                                  participate in any substantive discussions or negotiations with any person (other than the Purchaser or any of its affiliates) regarding an Acquisition Proposal;

(iii)                               approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

(iv)                              accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal; or

(v)                                 make a Change in Recommendation.

(b)                                 Except as otherwise provided in this Section 7.2, DRAXIS shall, and shall cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by DRAXIS, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, DRAXIS will discontinue access to the Data Room (and not establish or allow access to any other data rooms, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding DRAXIS and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding DRAXIS and its subsidiaries. DRAXIS agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party. DRAXIS undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries had entered into prior to the date hereof.

(c)                                  Notwithstanding Sections 7.2(a) and 7.2(b) and any other provision of this Agreement or of any other agreement between the Parties or between DRAXIS and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by DRAXIS Shareholders at the DRAXIS Meeting, DRAXIS receives a written Acquisition Proposal that the DRAXIS Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or could reasonably be expected to lead to, if completed in accordance with its terms, a Superior Proposal, then DRAXIS may, provided it has first complied with Section 7.2(b):

(i)                                     furnish information with respect to DRAXIS and its subsidiaries to the person making such Acquisition Proposal; and/or

(ii)                                  enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal, provided that DRAXIS shall not, and shall not allow its Representatives to, disclose any non-public information to such person:

(A)                              if such non public information has not been previously provided to, or is not concurrently provided to the Purchaser; and

(B)                                without entering into a confidentiality agreement with such person substantially in the form and content of the Confidentiality Agreement and that contains terms that are no more favourable to such person than those found in the Confidentiality Agreement provided that such confidentiality agreement need not contain a standstill provision.

(d)                                 DRAXIS shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify the Purchaser in the event it receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. DRAXIS shall also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, at the Purchaser’s reasonable request. DRAXIS shall keep the Purchaser fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from the Purchaser with respect thereto.

(e)                                  Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by DRAXIS Shareholders at the DRAXIS Meeting, DRAXIS receives an Acquisition Proposal which the DRAXIS Board concludes in good faith constitutes a Superior Proposal, the DRAXIS Board may, subject to compliance with the procedures set forth in Section 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

(f)                                    Provided that DRAXIS complies with the other provisions of this Section 7.2, and Section 7.3, nothing contained in this Agreement shall prohibit the DRAXIS Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholders of DRAXIS prior to the Effective Time, including for greater certainty disclosure of a Change in Recommendation, if, in the good faith judgment of the DRAXIS Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the DRAXIS Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under Applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws), provided that for greater certainty in the event of a Change of Recommendation and a termination by the Purchaser of this Agreement pursuant to Section 8.2(a)(iii)(A), DRAXIS shall pay the Termination Fee as required by Section 7.4. In addition, subject to the other provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent DRAXIS or the DRAXIS Board from calling and holding a meeting of DRAXIS Shareholders, or any of them, requisitioned by DRAXIS Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court in accordance with Applicable Laws.

7.3                               Right to Match

(a)                                  DRAXIS covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.2(b)) unless:

(i)                                     DRAXIS has complied with its obligations under Section 7.2 and the other provisions of this Article 7 and has provided Purchaser with a copy of the Superior Proposal; and

(ii)                                  a period (the “Response Period”) of five business days shall have elapsed from the date that is the latest of (A) the date on which Purchaser received written notice from the DRAXIS Board that the DRAXIS Board determined, subject only to compliance with this Section 7.3, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal, and (B) the date the Purchaser received a copy of the Superior Proposal.

(b)                                 During the Response Period, the Purchaser will have the right, but not the obligation, to offer to amend the terms of this Agreement and the Plan of Arrangement. Within five business days (the “Review Period”) of any such proposal by the Purchaser to amend the terms of this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration, the DRAXIS Board shall review and determine whether the Acquisition Proposal to which the Purchaser is responding would be a Superior Proposal when assessed against this Agreement and against the Plan of Arrangement as they are proposed by the Purchaser to be amended. Such determination to be made by the DRAXIS Board shall be communicated to the Purchaser by the end of the Review Period. If the DRAXIS Board does not so determine, the DRAXIS Board, subject to Purchaser and DRAXIS entering into an amendment to this Agreement in respect of the amended Plan of Arrangement, will promptly reaffirm its recommendation of the Plan of Arrangement in the same manner as described in Section 2.4. If the DRAXIS Board does so determine, DRAXIS may approve and recommend that holders of DRAXIS Shares accept such Superior Proposal and may terminate this Agreement pursuant to Section 8.2(a)(iv)(A) to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(c)                                  Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of the DRAXIS Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Purchaser shall be afforded a new Response Period in respect of each such Acquisition Proposal and the rights afforded in paragraph 7.3(b).

(d)                                 In the event that DRAXIS provides notice in accordance with Section 7.3(a)(ii) on a date which is less than five business days prior to the DRAXIS Meeting, the Purchaser shall be entitled to require DRAXIS to adjourn or postpone the DRAXIS Meeting to a date that is not more than seven business days after the date of such notice.

7.4                               Expenses and Termination Fees

(a)                                  Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses, except that in the event this Agreement is terminated pursuant to Sections 8.2(a)(ii)(A), 8.2(a)(ii)(C), 8.2(a)(iii)(B) or 8.2(a)(iii)(D), all fees, costs and expenses incurred by the Purchaser in connection with the transactions contemplated in this Agreement and the Plan of Arrangement shall be paid by DRAXIS to a maximum of $2,500,000.

(b)                                 If a Termination Fee Event occurs, DRAXIS shall pay the Purchaser (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4(e) less any applicable withholding Taxes.

(c)                                  For the purposes of this Agreement, “Termination Fee” means $10,500,000.

(d)                                 For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(i)                                     by the Purchaser pursuant to Section 8.2(a)(iii)(A) or Section 8.2(a)(iii)(C);

(ii)                                  by DRAXIS pursuant to Section 8.2(a)(iv)(A); or

(iii)                               by any Party pursuant to Sections 8.2(a)(ii)(A), 8.2(a)(ii)(C), 8.2(a)(iii)(B) or 8.2(a)(iii)(D) but only if, in the case of this paragraph (iii), prior to the termination of this Agreement or prior to the DRAXIS Meeting, a bona fide Acquisition Proposal with respect to DRAXIS shall have been made or publicly announced or the intention of any person (other than the Purchaser and its affiliates) to make an Acquisition Proposal shall have been made public, and within six months following the date of such termination:

(A)                              an Acquisition Proposal is consummated; or

(B)                                DRAXIS or one or more of its subsidiaries enters into a definitive agreement in respect of, or the DRAXIS Board approves or recommends, a transaction contemplated by (A) above and that transaction is subsequently consummated at any time thereafter;

provided that for the purposes of this section, all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be “50%”.

(e)                                  If a Termination Fee Event occurs due to a termination of this Agreement by DRAXIS pursuant to Section 8.2(a)(iv)(A), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Purchaser pursuant to Section 8.2(a)(iii)(A) or Section 8.2(a)(iii)(C), the Termination Fee shall be payable within two Business Days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.4(d)(iii), the Termination Fee shall be payable within two Business Days following the closing of the applicable transaction referred to therein.

(f)                                    Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. DRAXIS irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where the Purchaser is entitled to the Termination Fee and such Termination Fee is paid in full, the Purchaser shall be precluded from any other remedy against DRAXIS at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against DRAXIS or any of DRAXIS’ subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(g)                                 Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

(h)                                 Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

(i)                                     For greater certainty, if after making a payment pursuant to Section 7.4(a), it is subsequently determined that the Purchaser is entitled to the Termination Fee, any such payment under Section 7.4(a) shall be treated as payment against the Termination Fee and not in addition to or in lieu thereof and in no event shall DRAXIS be required to pay an amount under this Section 7.4 in excess of the Termination Fee.

7.5                               Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with Applicable Law and the terms of any existing Contracts, DRAXIS shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to the Purchaser and to the officers, employees, agents and representatives of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, material customers and suppliers, properties, books, records and Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request. Purchaser and DRAXIS acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6                               Insurance and Indemnification

(a)                                  Purchaser will, or will cause DRAXIS and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by DRAXIS and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Purchaser acknowledges and agrees that prior to the Effective Date, DRAXIS may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date.

(b)                                 Purchaser agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of DRAXIS and its subsidiaries, which shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(c)                                  The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, DRAXIS hereby confirms that it is acting as agent and trustee on their behalf.

7.7                               Brokers

DRAXIS represents and warrants that, except for Banc of America Securities Canada Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, DRAXIS in connection with this Agreement or the Plan of Arrangement. DRAXIS has provided to Purchaser a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof and agrees not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Purchaser.

7.8                               Jubilant Guarantee

Jubilant hereby unconditionally and irrevocably guarantees the due and punctual performance by Purchaser of each and every obligation of the Purchaser arising under this Agreement and the Arrangement.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1                               Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2                               Termination

(a)                                  This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the DRAXIS Shareholders or the Arrangement by the Court):

(i)                                     by mutual written agreement of DRAXIS and the Purchaser; or

(ii)                                  by either DRAXIS or the Purchaser, if:

(A)                              the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(B)                                after the date hereof, there shall be enacted or made any Applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins DRAXIS or the Purchaser from consummating the Arrangement and such Applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(C)                                the Arrangement Resolution shall have failed to receive the requisite vote for approval from DRAXIS Shareholders at the DRAXIS Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(iii)                               by the Purchaser, if:

(A)                              prior to obtaining the approval of the Arrangement Resolution by DRAXIS Shareholders, the DRAXIS Board fails to recommend or withdraws, withholds, amends, modifies or qualifies, or fails to reaffirm its recommendation of the Arrangement within seven business days (or if the DRAXIS Meeting is scheduled to be held within such seven business day period, prior to the DRAXIS Meeting) after having been requested by the Purchaser to do so, in a manner adverse to the Purchaser, the approval or recommendation of the DRAXIS Board in respect of the Arrangement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of seven business days (or beyond the date scheduled for the DRAXIS Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”); or

(B)                                subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of DRAXIS (other than as set forth in Section 7.2) set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied;

(C)                                DRAXIS is in breach or in default of any of the obligations or covenants set forth in Section 7.2 as a result of a breach by an Officer, a member of the DRAXIS Board or any Advisor; or

(D)                               the DRAXIS Meeting has not occurred on or before July 3, 2008 provided that the right to terminate this Agreement under this Section 8.2(a)(iii)(D) shall not be available to the Purchaser if the failure by the Purchaser to fulfil any obligation hereunder is the cause of or resulted in the failure of the meeting to occur on or before such date.

(iv)                              by DRAXIS, if

(A)                              the DRAXIS Board authorizes DRAXIS, subject to complying with the terms of this Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrently with such termination, DRAXIS pays the Termination Fee payable pursuant to Section 7.4; or

(B)           subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that DRAXIS is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

(b)           The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(a)(i)) shall give notice of such termination to the other Parties.

(c)           Effect of Termination. If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and except that the provisions of this Section 8.2(c), the third paragraph of 5.4(c) and Sections 7.4, 7.6, 7.8, 8.4, 9.1, 9.2, 9.3, 9.5, 9.6 and 9.8 and the provisions of the Confidentiality Agreement (other than the standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2(a); provided that neither the termination of this Agreement nor anything contained in this Section 8.2 will relieve any Party from any liability for breach or default arising prior to such termination.

8.3          Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the DRAXIS Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and Applicable Law, without limitation:

(a)           change the time for performance of any of the obligations or acts of the Parties;

(b)           waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)           waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)           waive compliance with or modify any mutual conditions precedent herein contained.

8.4          Waiver

Any Party may:

(a)           extend the time for the performance of any of the obligations or acts of the other Party;

(b)           waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein; or

(c)           waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived and provided further that for the purposes of this Section 8.4 Jubilant and the Purchaser shall be deemed to constitute one and the same Party.

ARTICLE 9
GENERAL PROVISIONS

9.1          Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)           if to Purchaser or Jubilant:

1-A, Sector 16-A
Industrial Area
Noida, UP
201 301
India

Attention:	Shyam S. Bhartia, Chairman

Telephone:	+91 120 251-6636
Facsimile:	+91 120 251-6629
E-mail:	[email address redacted]

with a copy to:

Osler, Hoskin & Harcourt LLP
1000 De La Gauchetière Street West
Suite 2100
Montréal, Québec
H3B 4W5

Attention:	Shahir Guindi and Warren Katz

Telephone:	(514) 904-8126
Facsimile:	(514) 904-8101
E-Mail:	[email address redacted]

And to:

John P. Reilly
Leclair Ryan
Two Penn Plaza East
Newark, New Jersey
07105

Telephone:	(973) 491-3354
Facsimile:	(973) 491-3492
e-Mail:	[email address redacted]

(b) if to DRAXIS:

16751 Trans Canada Highway
Kirkland, Québec
H9H 4J4

Attention:	Dan Brazier

Telephone:	(514) 694-8220, extension 2865
Facsimile:	(514) 630-7159
E-Mail	[email address redacted]

with a copy to:

16751 TransCanada Highway
Kirkland, Québec
H9H 4J4

Attention:	Alida Gualtieri

Telephone:	(514) 630-7060
Facsimile:	(514) 630-7159
E-Mail:	[email address redacted]

with a copy to:

McCarthy Tétrault LLP
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario
M5K 1E6

Attention:	Graham Gow, Benjamin Silver and Vanessa Grant

Telephone:	(416) 601-7677
Facsimile:	(416) 868-0673
E-Mail:	[email address redacted]

and with a copy to:

Fasken Martineau DuMoulin LLP
Suite 4200
Toronto Dominion Bank Tower
Toronto, Ontario
M5K 1N6

Attention:	J.A. Levin

Telephone:	(416) 865-4401
Facsimile:	(416) 354-7813
E-Mail:	[email address redacted]

9.2          Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Québec and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Québec contract. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Québec in respect of all matters arising under and in relation to this Agreement and the Arrangement. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

For purposes of serving any legal proceedings related to the exercise of the rights arising from this Agreement, Purchaser hereby irrevocably elects domicile at the office of its Québec attorneys at the following address:

Osler, Hoskin & Harcourt LLP
1000 De La Gauchetière Street West
Suite 2100
Montréal, Québec
H3B 4W5

9.3          Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.4          Time of Essence

Time shall be of the essence in this Agreement.

9.5          Entire Agreement, Binding Effect and Assignment

Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect subsidiary of Purchaser, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, including the arrangement agreement dated April 4, 2008, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Parties.

9.6          Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7          Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.8          Fiduciary Duties of Directors

(a)           No director or officer of the Purchaser or of any of its affiliates or subsidiaries shall have any personal liability whatsoever to DRAXIS under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser or any of its affiliates or subsidiaries.

(b)           No provision of this Agreement shall require DRAXIS to cause any of its directors to take any action, or refrain from taking any action, that is required by such individual to fulfill his/her fiduciary legal obligations as a director of DRAXIS, nor, so long as DRAXIS has not breached Section 7.2 of this Agreement, shall any provision of this Agreement prevent the DRAXIS Board from considering, negotiating, approving, recommending to DRAXIS Shareholders or entering into an agreement in respect of a Superior Proposal or from approving or recommending such Superior Proposal. For greater certainty, a modification, change or withdrawal by the DRAXIS Board of its recommendation in respect of the Arrangement after the date hereof in the proper exercise of such fiduciary duty shall not result in the representations in Section 3.1 of this Agreement being considered to be untrue or incorrect. The foregoing shall not be interpreted to diminish, limit, restrict or otherwise affect in any way any covenant or agreement of DRAXIS under this Agreement or be construed as a forgiveness or waiver of any breach.

[The remainder of this page is left intentionally blank]

IN WITNESS WHEREOF Purchaser, Jubilant and DRAXIS have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

JUBILANT ORGANOSYS LTD.

By:	(signed) Shyam S. Bhartia
Name: Shyam S. Bhartia
Title: Chairman and Managing Director

JUBILANT ACQUISITION INC.

By:	(signed) Shyam S. Bhartia
Name: Shyam S. Bhartia
Title: President

DRAXIS HEALTH INC.

By:	(signed) Dan Brazier
Name: Dan Brazier
Title: President and Chief Executive Officer

Signature Page to the Arrangement Agreement

SCHEDULE A
TO THE ARRANGEMENT AGREEMENT

Plan of Arrangement

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“2006 Stock Option Plan” means the stock option plan of DRAXIS approved by DRAXIS Shareholders on May 18, 2006 and amended on May 17, 2007;

“427 Canco” means 4271513 Canada Inc.;

“Applicable Law” means, with respect to any person or property, any domestic or foreign federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or property, as amended;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DRAXIS and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the amended and restated arrangement agreement dated as of April 24, 2008 between the Purchaser and DRAXIS, together with the schedules, appendices and the Disclosure Letter thereto, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the DRAXIS Meeting;

“Articles of Arrangement” means the articles of arrangement of DRAXIS in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made by the Court, which shall be in a form and content satisfactory to DRAXIS and the Purchaser, each acting reasonably;

“business day” means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Montréal, Québec, Canada; Toronto, Ontario, Canada; New York, New York, United States of America or Delhi, India;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time (or such other corporate statute that is DRAXIS’ governing corporate statute at the relevant time);

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“CM Business” means all of the assets, liabilities, undertaking and enterprise of DSPI relating to its contract manufacturing business.

“CM Business Transfer Agreement” means the asset transfer agreement pursuant to which DSPI will transfer the CM Business to DP Partnership;

“Code” means the United States Internal Revenue Code of 1986;

“Consideration” means the amount of $6.00 in cash per DRAXIS Share less the amount of any dividend or distribution paid in respect of each DRAXIS Share from the date of the Arrangement Agreement to the Effective Time;

“Court” means the Québec Superior Court;

“Deferred Share Unit Plan” means the deferred share unit plan for senior management employees of DRAXIS;

“Depositary” means Computershare Investor Services Inc.;

“DHI Amalco” means the corporation continuing from the amalgamation of DRAXIS, DSPI and 427 Canco pursuant to Step 2.3(f) of the Arrangement.

“DHI Amalco Share” means a common share in the capital of DHI Amalco;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Disclosure Letter” means the disclosure letter executed and delivered by DRAXIS in connection with the execution of the Arrangement Agreement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” means a holder of DRAXIS Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of DRAXIS Shares in respect of which Dissents Rights are validly exercised by such holder;

“DP Partnership” means a general partnership, the partners of which are DSPI and a wholly-owned subsidiary of DSPI;

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“DRAXIS” means DRAXIS Health Inc., a corporation existing under the laws of Canada;

“DRAXIS Board” means the board of directors of DRAXIS as the same is constituted from time to time;

“DRAXIS Circular” means the notice of the DRAXIS Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the DRAXIS Shareholders in connection with the DRAXIS Meeting, as amended, supplemented or otherwise modified from time to time;

“DRAXIS Meeting” means the special meeting of DRAXIS Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“DRAXIS Option” means an option to purchase DRAXIS Shares granted under any of the DRAXIS Stock Option Plans;

“DRAXIS Shareholders” means the holders of DRAXIS Shares;

“DRAXIS Shares” means the common shares in the capital of DRAXIS, as currently constituted and, after the transaction described in Section 2.3(f) means the DHI Amalco Shares;

“DRAXIS Stock Option Plans” means the Stock Option Plan and the 2006 Stock Option Plan;

“DSPI” means DRAXIS Specialty Pharmaceuticals Inc.;

“DSUs” means deferred share units granted to members of senior management of DRAXIS pursuant to the Deferred Share Unit Plan and as set forth in Schedule 3.1(f) to the Disclosure Letter;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“Exchanges” means the Toronto Stock Exchange and the NASDAQ Global Select Market, and “Exchange” means any one of them;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both DRAXIS and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both DRAXIS and the Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means any:

(a)                                 multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

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(b)                                 self-regulatory organization or stock exchange;

(c)                                  any subdivision, agent, commission, board, or authority of any of the foregoing;

(d)                                 any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or

(e)                                  any stock exchange, including the Exchanges;

“holders” means:

when used in reference to DRAXIS Shares, except where the context otherwise requires, the holders of DRAXIS Shares shown from time to time in the registers maintained by or on behalf of DRAXIS in respect of DRAXIS Shares; and

when used in reference to the DRAXIS Options or DSUs, the holders of DRAXIS Options or DSUs shown from time to time in the registers or accounts maintained by or on behalf of DRAXIS in respect of the DRAXIS Stock Option Plans or the Deferred Share Unit Plan;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the DRAXIS Meeting, as the same may be amended by the Court with the consent of DRAXIS and the Purchaser, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal forwarded by DRAXIS to DRAXIS Shareholders in connection with the Arrangement, in the form accompanying the DRAXIS Circular;

“Liens” means any hypothecs, mortgages, liens, charges, security interests, encumbrances and adverse rights or claims;

“Option Consideration” means a cash amount equal to the excess, if any, of (i) the product of the number of DRAXIS Shares underlying the particular DRAXIS Option and the Consideration over (ii) the aggregate exercise price payable under such DRAXIS Option by the holder to acquire the DRAXIS Shares underlying such DRAXIS Option (or if the exercise price of such DRAXIS Option under the terms of such DRAXIS Option is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the U.S. Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the Business Day prior to the Effective Date);

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of DRAXIS and the Purchaser, each acting reasonably;

“Purchaser” means Jubilant Acquisition Inc.;

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“Stock Option Plan” means the stock option plan of DRAXIS approved by DRAXIS Shareholders on February 3, 1988 and amended on June 27, 2001 and May 17, 2007;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary; and

“Tax Act” means the Income Tax Act (Canada).

1.2                               Certain Rules of Interpretation

In this Agreement:

(a)                                 Currency - Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

(b)                                 Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c)                                  Including - Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

(d)                                 Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(e)                                  Statutory References - A reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

(f)                                   Date of Any Action - Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(g)                                  Time – Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal is local time (Montréal, Québec, Canada) unless otherwise stipulated herein or therein.

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ARTICLE 2
ARRANGEMENT

2.1                               Plan of Arrangement

This Plan of Arrangement constitutes an arrangement as referred to in Section 192 of the CBCA and is made pursuant to, and is subject to, the provisions of the Arrangement Agreement.

2.2                               Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on:

(a)                                 DRAXIS and all of its subsidiaries;

(b)                                 the Purchaser;

(c)                                  all holders and all beneficial owners of DRAXIS Shares, DRAXIS Options and DSUs, at and after, the Effective Time without any further act or formality required on the part of any person, except as expressly provided herein.

2.3                               Arrangement

The following shall occur and shall be deemed to occur in the following order without any further authorization, act or formality:

(a)                                 at the Effective Time, notwithstanding any vesting provisions to which a DRAXIS Option might otherwise be subject (whether by contract, the conditions of a grant, Applicable Law or the terms of the DRAXIS Stock Option Plans):

(i)                                   each DRAXIS Option issued and outstanding at the time referred to in this Section 2.3(a) shall, without any further action by or on behalf of any holder of such DRAXIS Option, be deemed to be fully vested and transferred by the holder thereof to DRAXIS (free and clear of any Liens) and cancelled in exchange for a cash amount equal to the Option Consideration;

(ii)                                with respect to each DRAXIS Option, the holder thereof will cease to be the holder of such DRAXIS Option, will cease to have any rights as a holder in respect of such DRAXIS Option or under the DRAXIS Stock Option Plans, such holder’s name shall be removed from the register of DRAXIS Options, and all option agreements, grants and similar instruments relating thereto shall be cancelled; and

(iii)                             the DRAXIS Stock Option Plans shall be terminated;

(b)                                 at 5 minutes following the Effective Time, notwithstanding any vesting provisions to which a DSU might otherwise be subject (whether by contract, the conditions of a grant, Applicable Law or the terms of the Deferred Share Unit Plan):

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(i)                                   each DSU issued and outstanding at the time referred to in this Section 2.3(b) shall, without any further action by or on behalf of any holder of such DSU, be deemed to be fully vested and transferred by the holder thereof to DRAXIS (free and clear of all Liens) and cancelled in exchange for a cash amount equal to the Consideration;

(ii)                                with respect to each DSU, the holder thereof will cease to be the holder of such DSU, will cease to have any rights as a holder in respect of such DSU or under the Deferred Share Unit Plan, such holder’s name shall be removed from the register of DSUs, and all agreements, grants and similar instruments relating thereto shall be cancelled;

(iii)                             the Deferred Share Unit Plan shall be terminated;

(c)                                  at 10 minutes following the Effective Time, DSPI will make a payment to DRAXIS to reimburse DRAXIS for the payments made by DRAXIS pursuant to Section 2.3(a)(i) to the holders of DRAXIS Options that are employees of DSPI;

(d)                                 at 15 minutes following the Effective Time, DSPI will transfer the CM Business to DP Partnership pursuant to the CM Business Transfer Agreement;

(e)                                  at 20 minutes following the Effective Time, each of DSPI and 427 Canco will reduce the stated capital accounts maintained in respect of each class of shares of each of DSPI and 427 Canco to $1, respectively, without any distribution of  assets or property therefor;

(f)                                   at 25 minutes following the Effective Time, DRAXIS, DSPI and 427 Canco will Amalgamate to form DHI Amalco with the same effect as if Section 186 of the CBCA were applicable to the amalgamation, and in connection with the amalgamation:

(i)                                   each DRAXIS Share will be converted into one DHI Amalco Share;

(ii)                                each outstanding share of DSPI and 427 Canco will be cancelled without any repayment of capital with respect thereto;

(iii)                             DHI Amalco will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal suits, and debts (except those owing between such amalgamating entities) of each of DRAXIS, DSPI and 427 Canco and all contracts of each of DRAXIS, DSPI and 427 Canco will become those of DHI Amalco;

(iv)                            a conviction against, or ruling, order or judgment in favour or against DRAXIS, DSPI or 427 Canco may be enforced by or against DHI Amalco;

(v)                               the Articles of Arrangement will be deemed to be the articles of incorporation of DHI Amalco and the certificate issued by the Director will be deemed to be the certificate of incorporation of DHI Amalco;

(vi)                            the name of DHI Amalco shall be “DRAXIS Health Inc.”;

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(vii)                         the registered office of DHI Amalco shall be in the City of Montréal in the Province of Québec;

(viii)                      there shall be no restrictions on the business which DHI Amalco is authorized to carry on or on the powers DHI Amalco may exercise;

(ix)                            the authorized capital of DHI Amalco shall consist of an unlimited number of common shares and an unlimited number of  preferred  shares, issuable in series;

(x)                               the rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as set forth in the articles of amalgamation of DRAXIS in effect immediately prior to the Effective Date;

(xi)                            the number of directors of DHI Amalco shall be such number, not less than one (1) and not more than ten (10), as the board of directors of DHI Amalco may from time to time determine;

(xii)                         the directors of DHI Amalco may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of DHI Amalco, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of DHI Amalco;

(xiii)                      the initial directors of DHI Amalco shall be those persons that are directors of DRAXIS immediately prior to the Effective Date; and

(xiv)                     the by-laws of DHI Amalco shall be the by-laws of DRAXIS immediately prior to the Effective Date until repealed, amended, altered or added to;

(g)                                  at 30 minutes following the Effective Time:

(i)                                   all DRAXIS Shares held by the Dissenting Shareholders in respect of which such Dissenting Shareholders have exercised Dissent Rights and have not withdrawn their notice of dissent will be deemed to have been transferred to the Purchaser and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their DRAXIS Shares as set out in Article 3;

(ii)                                each DRAXIS Share held by a DRAXIS Shareholder (other than a Dissenting Shareholder described in Section 2.3(g)(i)) immediately prior to the time referred to in this Section 2.3(g) shall be transferred by the holder thereof to the Purchaser (free and clear of any Liens) in exchange for a cash amount equal to the Consideration and the name of such holder will be removed from the register of holders of DRAXIS Shares, and the Purchaser will be recorded as the registered holder of such DRAXIS Share and will be deemed to be the legal and beneficial owner of such DRAXIS Share free of any Liens, and the former holder and beneficial holder of such DRAXIS Shares will cease to

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have any rights as a shareholder in respect of such DRAXIS Shares and any other securities of DRAXIS, DHI Amalco or its subsidiaries; and

(iii)                             all of the directors of DHI Amalco shall resign, the number of the directors of DHI Amalco shall be fixed at four and Shyam Sundar Bhartia, Hari Shankar Bhartia, R. Sankaraiah and Shahir Guindi shall be the directors of DHI Amalco to hold office until the next annual meeting of DHI Amalco or until their successors are elected or appointed;

provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.

2.4                               Adjustments to Consideration

The Consideration payable with respect to each DRAXIS Share transferred pursuant to Section 2.3(g), each DRAXIS Option terminated and cancelled pursuant to Section 2.3(a) and each DSU terminated and cancelled pursuant to Section 2.3(b) will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into DRAXIS Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to DRAXIS Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.

ARTICLE 3
RIGHTS OF DISSENT

3.1                               Rights of Dissent

Holders of DRAXIS Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 190 of the CBCA and this Section 3.1 (the “Dissent Rights”) in connection with the Arrangement as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by DRAXIS not later than 5:00 p.m. (Toronto time) on the business day preceding the DRAXIS Meeting. Holders of DRAXIS Shares who duly exercise such rights of dissent and who:

(a)                                 are ultimately determined to be entitled to be paid fair value for their DRAXIS Shares, and who are paid such fair value, shall be deemed to have transferred such DRAXIS Shares as of the time referred to in Section 2.3(g), without any further act or formality and free and clear of all Liens, claims and encumbrances, to Purchaser; or

(b)                                 are ultimately determined not to be entitled, for any reason, to be paid fair value for their DRAXIS Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holders of DRAXIS Shares.

In no circumstances shall DRAXIS, the Purchaser, the Depositary or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those

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DRAXIS Shares in respect of which such rights are sought to be exercised.  For greater certainty, in no case shall DRAXIS, the Purchaser, the Depositary or any other person be required to recognize Dissenting Shareholders as holders of DRAXIS Shares after the time referred to in Section 2.3(g), and the names of such Dissenting Shareholders shall be deleted from the register of Shareholders at the time referred to in Section 2.3(g).

3.2                               Dissent Right Availability

A holder is not entitled to exercise Dissent Rights with respect to such DRAXIS Shares if such shareholder votes (or instructs, or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the Arrangement Resolution.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1                               Payment of Consideration

(a)                                 Following receipt of the Final Order and prior to the filing of the Articles of Arrangement with the Director in accordance with the terms of the Arrangement Agreement, the Purchaser shall deposit for the benefit of holders of DRAXIS Shares, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement, with the amount per DRAXIS Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose. The cash deposited with the Depositary shall be held in an interest bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the time described in Section 2.3(g) represented outstanding DRAXIS Shares that were exchanged for DHI Amalco Shares and were transferred pursuant to Section 2.3(g), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of DRAXIS Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such DRAXIS Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)                                  As soon as practicable following the Effective Date, DHI Amalco (or its successor) shall deliver, on behalf of DRAXIS (or its successor), to each holder of DRAXIS Options and DSUs as reflected on the register maintained by or on behalf of DRAXIS in respect of DRAXIS Options and DSUs, a cheque representing the cash payment, if any, which such holder of DRAXIS Options and DSUs is entitled to receive pursuant to Sections 2.3(a) and 2.3(b), less any amounts required to be withheld pursuant to Section 4.3.

(d)                                 Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the time described in Section 2.3(g) represented DRAXIS Shares shall be deemed after the time described in Section 2.3(g) to represent only

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the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing DRAXIS Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of DRAXIS Shares of any kind or nature against or in DRAXIS or the Purchaser (or any successor). On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or any successor.

(e)                                  Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for DRAXIS Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or any successor, for no consideration.

(f)                                   No holder of DRAXIS Shares, DRAXIS Options or DSUs shall be entitled to receive any consideration with respect to such DRAXIS Shares, DRAXIS Options or DSUs other than any cash payment to which such holder is entitled to receive in accordance with Sections 2.3 and 4.1 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

4.2                               Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding DRAXIS Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to DRAXIS, the Purchaser, the Depositary and any successor in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and DRAXIS in a manner satisfactory to the Purchaser and DRAXIS, against any claim that may be made against the Purchaser and DRAXIS with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3                               Withholding Rights

DRAXIS, the Purchaser, the Depositary and any successor shall be entitled to deduct and withhold from any consideration otherwise payable to any holders of DRAXIS Shares, DRAXIS Options and DSUs under this Plan of Arrangement (including any payment to Dissenting Shareholders), such amounts as DRAXIS, the Purchaser, the Depositary and any successor is required to deduct and withhold with respect to such payment under the Tax Act, the Code and the rules and regulations promulgated thereunder, or any provision of federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be timely remitted by the party

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undertaking the withholding and shall be treated for all purposes hereof as having been paid to the holder of the DRAXIS Shares, DRAXIS Options or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
AMENDMENTS

5.1                               Amendments to Plan of Arrangement

(a)                                 DRAXIS may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must:

(i)                                   be set out in writing;

(ii)                                be approved by the Purchaser;

(iii)                             filed with the Court and, if made following the Meeting, approved by the Court; and

(iv)                            communicated to DRAXIS Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by DRAXIS at any time prior to the Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if:

(i)                                   it is consented to by each of DRAXIS and the Purchaser (in each case, acting reasonably); and

(ii)                                if required by the Court, it is consented to by DRAXIS Shareholders voting in the manner directed by the Court.

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ARTICLE 6
FURTHER ASSURANCES

6.1                               Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

6.2                               Paramountcy

From and after the Effective Time:

(a)                                  this Plan of Arrangement shall take precedence and priority over any and all rights related to DRAXIS Shares, DRAXIS Options and DSUs issued prior to the Effective Time;

(b)                                 the rights and obligations of the holders of DRAXIS Shares, DRAXIS Options or DSUs and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)                                  all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to DRAXIS Shares, DRAXIS Options or DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

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SCHEDULE B
TO THE ARRANGEMENT AGREEMENT

Arrangement Resolution

BE IT RESOLVED THAT:

1.             The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving DRAXIS Health Inc. (“DRAXIS”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of DRAXIS dated •, 2008, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.             The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving DRAXIS and implementing the Arrangement, the full text of which is set out in Appendix C to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.             The amended and restated arrangement agreement (the “Arrangement Agreement”) between DRAXIS, Jubilant Organosys Ltd. and Jubilant Acquisition Inc., made as of April 24, 2008, the actions of the directors of DRAXIS in approving the Arrangement and the actions of the officers of DRAXIS in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.             Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of DRAXIS or that the Arrangement has been approved by the Québec Superior Court, the directors of DRAXIS are hereby authorized and empowered without further notice to, or approval of, the securityholders of DRAXIS:

(a)                                  to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)                                 subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.             Any officer or director of DRAXIS is hereby authorized and directed for and on behalf of DRAXIS to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement; and

6.             Any officer or director of DRAXIS is hereby authorized and directed for and on behalf of DRAXIS to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
TO THE ARRANGEMENT AGREEMENT

Key Regulatory Approvals

Nil.

SCHEDULE D
TO THE ARRANGEMENT AGREEMENT

Key Third Party Consents

[list of agreements redacted]

SCHEDULE 5.4(C)
TO THE ARRANGEMENT AGREEMENT

Pre-Acquisition Reorganization

Three (3) days prior to the Effective Date, DRAXIS will cause a new corporation (“DP Subco”) to be formed under the laws of Canada. The authorized capital will consist of an unlimited number of common shares. On the incorporation date, DRAXIS Specialty Pharmaceuticals Inc. (“DSPI”) will subscribe for common shares of DP Subco for $2,500 cash.

On the incorporation date of DP Subco, DSPI and DP Subco will form a general partnership (“DP Partnership”) under the laws of Québec. The partnership agreement will be in a form to be agreed upon and DSPI and DP Subco will each have an entitlement defined by reference to their respective capital contributions. DP Partnership will be capitalized with $22,500 contributed by DSPI and $2,500 contributed by DP Subco.

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